MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED SEPTEMBER 30, 2024

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

First Majestic Silver Corp. 2024 Third Quarter Report	Page 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) should be read in conjunction with the unaudited consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or the "Company”) for the three and nine months ended September 30, 2024 which are prepared in accordance with International Accounting Standard (“IAS”) 34, "Interim Financial Reporting", and the audited consolidated financial statements of the Company as at and for the year ended December 31, 2023, as some disclosures from the annual consolidated financial statements have been condensed or omitted. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences.

This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company as of November 6, 2024 unless otherwise stated.

COMPANY OVERVIEW

First Majestic is a multinational mining company headquartered in Vancouver, Canada, focused on primary silver and gold production in North America, pursuing the exploration and development of its existing mineral properties and acquiring new assets. The Company owns three producing mines in Mexico consisting of the Santa Elena Silver/Gold Mine, the San Dimas Silver/Gold Mine, and the La Encantada Silver Mine. The Company also owns the Jerritt Canyon Gold Mine in Nevada, USA which the Company placed on temporary suspension on March 20, 2023 to focus on exploration, definition, and expansion of the mineral resources and optimization of mine planning and plant operations. The Company owns two additional mines currently in care and maintenance in Mexico: the San Martin Silver Mine and the Del Toro Silver Mine, as well as several exploration projects. In addition, the Company is the 100% owner and operator of its own minting facility, First Mint, LLC ("First Mint"). On September 5, 2024, the Company announced that it had entered into a merger agreement with Gatos Silver, Inc. (“Gatos”) pursuant to which it will, subject to the satisfaction of certain conditions, acquire all of the shares of Gatos common stock, which holds a 70% joint venture interest in the Cerro Los Gatos underground silver mine in Chihuahua, Mexico.

First Majestic is publicly listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “AG”, and on the Frankfurt Stock Exchange under the symbol “FMV”.

First Majestic Silver Corp. 2024 Third Quarter Report	Page 3

2024 THIRD QUARTER HIGHLIGHTS

Key Performance Metrics	2024-Q3	2024-Q2	Change Q3 vs Q2	2023-Q3	Change Q3 vs Q3	2024-YTD	2023-YTD	Change
Operational
Ore Processed / Tonnes Milled	678,397	674,570	1%	670,203	1%	1,941,617	2,249,241	(14%)
Silver Ounces Produced	1,967,574	2,104,181	(6%)	2,461,868	(20%)	6,046,931	7,638,339	(21%)
Gold Ounces Produced	41,761	39,339	6%	46,720	(11%)	117,036	152,336	(23%)
Silver Equivalent ("AgEq) Ounces Produced	5,490,416	5,289,439	4%	6,285,790	(13%)	15,942,138	20,233,868	(21%)
Cash Costs per Silver Equivalent Ounce(1)	$15.17	$15.29	(1%)	$14.13	7%	$15.15	$14.97	1%
All-in Sustaining Cost per Silver Equivalent Ounce(1)	$21.03	$21.64	(3%)	$19.74	6%	$21.39	$20.70	3%
Total Production Cost per Tonne(1)	$109.81	$113.16	(3%)	$125.81	(13%)	$116.56	$128.44	(9%)
Average Realized Silver Price per Silver Equivalent Ounce(1)	$29.84	$27.81	7%	$22.41	33%	$27.25	$23.03	18%

Financial (in $millions)
Revenues	$146.1	$136.2	7%	$133.2	10%	$388.3	$436.9	(11%)
Mine Operating Earnings	$28.5	$15.5	84%	$13.0	119%	$43.7	$7.7	NM
Net Loss	($26.6)	($48.3)	45%	($27.1)	2%	($88.4)	($145.3)	39%
Operating Cash Flows before Non-Cash Working Capital and Taxes	$39.8	$23.8	67%	$14.1	181%	$76.1	$62.9	21%
Capital Expenditures	$34.7	$28.3	23%	$32.2	8%	$91.2	$109.4	(17%)
Cash and Cash Equivalents	$154.7	$152.2	2%	$138.3	12%	$154.7	$138.3	12%
Total Assets	$1,977.5	$1,987.0	0%	$1,952.4	1%	$1,977.5	$1,952.4	1%
Total Non-Current Financial Liabilities	$482.8	$501.1	(4%)	$512.3	(6%)	$482.8	$512.3	(6%)
Working Capital(1)	$238.2	$229.9	4%	$197.8	20%	$238.2	$197.8	20%
Earnings before Interest, Tax, Depreciation and Amortization ("EBITDA")(1)	$36.9	$21.6	71%	$11.5	NM	$65.1	($76.9)	NM
Adjusted EBITDA(1)	$39.8	$26.8	49%	$24.0	66%	$79.0	$105.6	(25%)
Free Cash Flow(1)	$31.3	$6.4	NM	$6.4	NM	$38.6	($12.9)	NM

Shareholders
Loss per Share ("EPS") - Basic	($0.09)	($0.17)	47%	($0.09)	0%	($0.30)	($0.52)	42%
Adjusted EPS(1)	($0.03)	($0.07)	57%	($0.04)	21%	($0.17)	($0.06)	NM
NM - Not meaningful

(1)These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 42 to 52 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

First Majestic Silver Corp. 2024 Third Quarter Report	Page 4

Third Quarter Production Summary	Santa Elena	San Dimas	La Encantada	Jerritt Canyon(1)	Consolidated
Ore Processed / Tonnes Milled	259,919	195,279	223,200	—	678,397
Silver Ounces Produced	376,203	1,046,340	545,031	—	1,967,574
Gold Ounces Produced	27,435	12,582	59	1,684	41,761
Silver Equivalent Ounces Produced	2,685,375	2,110,905	550,042	144,093	5,490,416
Cash Costs per Silver Equivalent Ounce	$11.96	$16.50	$25.24	$17.25	$15.17
All-in Sustaining Cost per Silver Equivalent Ounce	$14.38	$21.44	$30.10	$17.25	$21.03
Total Production Cost per Tonne	$107.80	$168.45	$60.86	$—	$109.81
(1) Jerritt Canyon was placed on temporary suspension in March 2023. In-circuit recovery efforts performed in Q3 2024 resulted in production of 1,684 gold ounces.

Third Quarter Operational Highlights

•Higher Q3 Silver Equivalent Production: The Company produced 5.5 million AgEq ounces in Q3 2024 representing a 4% increase when compared to 5.3 million AgEq ounces produced in the previous quarter primarily due to increased gold production at San Dimas and Santa Elena.
•Continued Active Exploration Program: The Company completed a total of 50,020 metres (“m”) of drilling across its mines in Mexico and its Jerritt Canyon Gold Mine in Nevada, U.S.A. during the third quarter, representing a continued increase in exploration compared to Q2. Throughout the quarter, 28 drill rigs were active consisting of 14 rigs at San Dimas, nine rigs at Santa Elena, three rigs at Jerritt Canyon and two rigs at La Encantada.
•High-Grade Gold and Silver Discovery: The Company announced the discovery of a new, high-grade gold and silver vein hosted system - the Navidad system - at the Santa Elena property (see the Company's news release dated July 30, 2024). The new discovery was made adjacent to the Company’s 100%-owned, and currently producing, Ermitaño mine. First Majestic is focusing its exploration efforts on Navidad as seven of the nine drill rigs currently active at Santa Elena have been allocated to drilling this new vein system.
•Inventory: The Company held 767,386 silver ounces in finished goods inventory as at September 30, 2024, inclusive of coins and bullion. The fair value of this inventory at September 30, 2024 was $23.8 million, which was not included in revenue during the third quarter.
•Jerritt Canyon Exploration Program Commenced: Jerritt Canyon’s 2024 exploration program commenced at the beginning of the third quarter. The exploration program is focused on unexplored targets on the recently permitted U.S. Forest Lands on First Majestic’s large Nevada land package (30,821 hectares, 119 square miles).
•Record Safety Performance: In Q3 2024, the consolidated year-to-date Total Reportable Incident Frequency Rate (“TRIFR”) was 0.50, consistent with the previous quarter and well below the Company’s target key performance indicator (“KPI”) of <0.90, while the Lost Time Incident Frequency Rate (“LTIFR”) remained positive at 0.12 and below the Company’s target KPI of <0.30 for 2024. Safety performance at the Company remains at “world class” levels and continues to be a top priority for First Majestic.
•San Dimas Hydroelectric plant, Las Truchas, at Full Capacity: As a result of a period of continued rain this year following extended drought conditions, the Company’s Las Truchas hydroelectric plant in Durango has returned to full capacity. Las Truchas provides reliable, efficient and renewable energy at low costs, and with no carbon footprint, to the San Dimas mine.
•Conversion to Liquefied Natural Gas (“LNG”) at San Dimas: As part of its ongoing cost reduction and carbon reduction initiatives, First Majestic is actively reviewing the replacement of the diesel generators used for on-site back-up power at San Dimas with LNG units. This will generate substantial cost-savings and will result in a reduction in carbon emissions of up to 25% when back-up power is required.
•Improved Sustainability Score: Majestic achieved a score of 37 in the S&P Global Corporate Sustainability Assessment (“CSA”) published on October 31, 2024, a 32% improvement over our 2023 performance. Our 2024 score places the Company in the top third of the mining and metals industry. Improvements were equally reflected across all three categories of the CSA - Environmental, Social, and Governance & Economic. The assessment noted significant improvements in First Majestic’s Risk & Crisis Management, Business Ethics, IT Security, Water Management, Human Rights and Labour Practices.

First Majestic Silver Corp. 2024 Third Quarter Report	Page 5

•Acquisition of Gatos Silver, Inc.: On September 5, 2024, the Company announced that it had entered into a definitive agreement (the “Merger Agreement”) to acquire all of the issued and outstanding shares of Gatos common stock pursuant to a merger under Delaware law (the “Merger”). The Merger is expected to close in early 2025, subject to the satisfaction of customary closing conditions, including approvals of the shareholders of First Majestic and Gatos, clearance under Mexican anti-trust laws, and approval of the listing of the First Majestic common shares to be issued under the Merger on both the TSX and the NYSE. The Merger Agreement has been unanimously approved by the board of directors of each of First Majestic and Gatos, and in the case of Gatos, on the unanimous recommendation of a special committee of independent directors of Gatos.
•First Mint Inauguration: First Mint, LLC, the Company's 100%-owned and operated minting facility in Nevada, USA, celebrated its Inauguration on September 26, 2024. While commissioning and silver bullion sales commenced in March, the inauguration celebrated the mint's progress to-date on implementing innovative production and fulfillment processes at the state-of-the-art facility. The mint commissioned several pieces of new equipment including coin presses, lasers, and etching equipment for coin manufacturing and is on track to receiving ISO 9001 certification. Once received, this certification will allow First Mint’s products to be eligible for Individual Retirement Accounts (IRA). First Mint enables First Majestic to turn its mined silver into an array of finished bullion products for direct sale to the public and offers manufacturing capacity for third-party demand. More information is available at www.firstmint.com.
•Cash Cost per AgEq Ounce: Cash cost per AgEq ounce for the quarter was $15.17 per ounce, a decrease from $15.29 per ounce in the previous quarter. The decrease in cash costs was primarily attributable to the continued strong performance and increase in gold production at Santa Elena and San Dimas, along with the softening of the Mexican Peso which averaged 10% weaker than the previous quarter. This was partially offset by a decrease in production at La Encantada due to lower tonnes and silver grades, partially offset by an increase in silver recoveries.
•All-In Sustaining Cost (“AISC”) per AgEq Ounce: AISC per AgEq ounce in the third quarter was $21.03 per ounce, representing a 3% decrease from $21.64 per ounce in the previous quarter. This was primarily attributable to lower cash costs along with lower worker participation costs.
Third Quarter Financial Highlights
•Strengthened Cash Position and Liquidity: The Company ended the quarter with a strong cash and cash equivalents position of $154.7 million compared to $138.3 million in the third quarter of 2023, while working capital increased to $238.2 million compared to $197.8 million in the third quarter of 2023. Cash and cash equivalents exclude an additional $103.9 million that is held in restricted cash.
•Increased Revenue: In the third quarter, the Company generated revenues of $146.1 million, a 10% increase compared to $133.2 million in the third quarter of 2023. This was primarily attributed to a 33% increase in the average realized silver price, which was $29.84 per ounce during the quarter compared to $22.41 per ounce during the third quarter of 2023, as well as the recovery of 1,684 gold ounces at Jerritt Canyon achieved through in-circuit recovery efforts. This was partially offset by a 23% decrease in payable AgEq ounces sold primarily due to lower production levels at San Dimas and higher inventory levels held at the end of the third quarter of 2024.
•Improved Mine Operating Earnings: The Company realized mine operating earnings of $28.5 million compared to $13.0 million in the third quarter of 2023, representing a 119% improvement. The increase in consolidated mine operating earnings was primarily attributed to a 67% increase in operating earnings at Santa Elena when compared to the third quarter of 2023, driven by higher average realized silver prices in Q3 2024.
•Increased Cash Flow from Operations: Operating cash flow before changes in working capital and taxes in the quarter was $39.8 million compared to $14.1 million in the third quarter of 2023. This was primarily driven by a $15.5 million increase in mine operating earnings compared to the third quarter of 2023, resulting from strong performance at Santa Elena which generated a $13.1 million increase in mine operating earnings compared to the third quarter of 2023.
•Earnings Before Income Tax Depreciation and Amortization (“EBITDA”)1: EBITDA for the quarter was $36.9 million compared to $11.5 million in the third quarter of 2023. The increase in EBITDA was primarily attributable to the increase in mine operating earnings and lower restructuring costs compared to the third quarter of 2023.
•Adjusted EBITDA1: Adjusted EBITDA normalized for non-cash or non-recurring items such as share-based payments and unrealized losses on marketable securities for the quarter ended September 30, 2024 was $39.8 million compared to $24.0 million in the third quarter of 2023.

1 This measure does not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate this measure may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 42 to 52 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

First Majestic Silver Corp. 2024 Third Quarter Report	Page 6

•Net Loss: Net loss for the quarter was $26.6 million (EPS of ($0.09)) compared to a net loss of $27.1 million (EPS of ($0.09)) in the third quarter of 2023. Net loss for the quarter includes non-cash foreign exchange loss of $5.8 million (EPS of ($0.02)) and non-cash deferred income tax expense of $13.2 million (EPS of ($0.04)), relating primarily to the weakening of the Mexican Peso at the end of the quarter compared to 2023. The decrease in net loss was primarily attributed to a $15.5 million increase in mine operating earnings compared to the third quarter of 2023, partially offset by a $20.9 million increase in the income tax expense in the quarter as compared to the same quarter of the prior year. Costs in 2023 were also impacted by restructuring efforts and holding costs at La Parrilla along with a one-time loss on the sale of mining interest incurred in the third quarter of 2023 following the disposition of La Parrilla.
•Adjusted Net Loss1: Adjusted net loss normalized for non-cash or non-recurring items such as share-based payments, unrealized losses on marketable securities, and deferred income tax for the quarter ended September 30, 2024 was $10.5 million (Adjusted EPS of ($0.03)) compared to adjusted net loss of $10.9 million (Adjusted EPS of ($0.04)) in the third quarter of 2023.
•Capital Expenditures: The Company’s total capital expenditures in the third quarter were $34.7 million (2023 - $32.2 million) consisting of $13.8 million for underground development (2023 - $14.8 million), $14.8 million in exploration (2023 - $8.1 million), and $6.1 million in property, plant and equipment (2023 - $9.3 million).
Corporate Development and Other:
On September 5, 2024, the Company announced that it had entered into the Merger Agreement to acquire all of the issued and outstanding shares of Gatos common stock. The Merger will be effected by way of a reverse triangular merger under Delaware law, whereby a wholly-owned Delaware subsidiary of the Company will merge with and into Gatos, with Gatos surviving the Merger as a direct, wholly-owned subsidiary of the Company. Gatos is a silver dominant producer with a 70% interest in the Los Gatos Joint Venture, which owns the producing Cerro Los Gatos underground silver mine in Chihuahua, Mexico. Under the terms of the Merger Agreement, Gatos shareholders will receive 2.550 common shares of First Majestic for each share of Gatos common stock held and former Gatos shareholders will hold approximately 38% of the issued and outstanding common shares of the Company on a fully diluted basis. Gatos is expected to contribute approximately $70 million in annual free cash flow to the combined entity.

The Company's acquisition of Gatos is expected to close in early 2025, subject to the satisfaction of customary closing conditions, including approvals of the shareholders of First Majestic and Gatos, clearance under Mexican anti-trust laws, and approval of the listing of the First Majestic common shares to be issued under the Merger Agreement on both the TSX and the NYSE. The Merger Agreement has been unanimously approved by the board of directors of each of First Majestic and Gatos, and in the case of Gatos, on the unanimous recommendation of a special committee of independent directors of Gatos. Information relating to the proposed transaction can be found on the Company’s website and a copy of the Merger Agreement can be found on the Company’s profile on SEDAR+ at www.sedarplus.ca. The Company cautions that there is no certainty that the Merger will be completed in a timely fashion or at all.

Subsequent to quarter end, the Company filed a registration statement on Form F-4 with the United States Securities & Exchange Commission (“SEC”) in order to register the issuance of the common shares to be issued to shareholders of Gatos in connection with the Company’s acquisition of Gatos.

____________________
1 This measure does not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate this measure may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 42 to 52 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

First Majestic Silver Corp. 2024 Third Quarter Report	Page 7

OVERVIEW OF OPERATING RESULTS

Selected Production Results for the Past Eight Quarters

	2024			2023				2022
PRODUCTION HIGHLIGHTS	Q3(3)	Q2(3)	Q1(3)	Q4(2)	Q3(2)	Q2(2)	Q1(2)	Q4
Ore processed/tonnes milled
Santa Elena	259,919	256,427	224,394	233,601	226,292	213,878	208,821	207,188
San Dimas	195,279	183,188	178,957	215,232	213,681	227,065	219,367	210,108
La Encantada	223,200	234,955	185,298	203,898	230,230	260,986	271,278	254,766
Jerritt Canyon	—	—	—	—	—	31,240	146,403	179,502
Consolidated	678,397	674,570	588,651	652,731	670,203	733,170	845,868	851,564

Silver equivalent ounces produced
Santa Elena	2,685,375	2,580,497	2,280,739	3,008,449	2,669,411	1,788,596	2,105,336	2,302,904
San Dimas	2,110,905	2,114,072	2,364,875	3,110,677	3,010,458	3,372,418	3,296,367	3,054,098
La Encantada	550,042	589,060	459,110	521,424	573,458	806,789	843,951	813,649
Jerritt Canyon	144,093	5,811	57,559	—	32,463	353,168	1,381,452	1,388,140
Consolidated	5,490,416	5,289,439	5,162,283	6,640,550	6,285,790	6,320,971	7,627,105	7,558,791

Silver ounces produced
Santa Elena	376,203	376,947	355,205	582,484	347,941	142,037	104,129	199,388
San Dimas	1,046,340	1,141,906	1,163,792	1,513,791	1,548,203	1,690,831	1,602,483	1,392,506
La Encantada	545,031	585,329	456,179	516,141	565,724	800,543	836,448	804,802
Consolidated	1,967,574	2,104,181	1,975,176	2,612,416	2,461,868	2,633,411	2,543,059	2,396,696

Gold ounces produced
Santa Elena	27,435	27,176	21,713	28,056	28,367	20,073	24,039	25,830
San Dimas	12,582	12,043	13,543	18,468	17,863	20,509	20,124	20,257
Jerritt Canyon	1,684	74	647	—	396	4,364	16,341	16,845
Consolidated	41,701	39,293	35,903	46,524	46,626	44,946	60,504	62,932

Cash cost per Ounce(1)
Santa Elena (per AgEq Ounce)	$11.96	$12.25	$12.13	$10.42	$11.72	$14.45	$11.93	$11.20
San Dimas (per AgEq Ounce)	$16.50	$16.66	$15.81	$13.21	$14.07	$12.07	$10.86	$11.54
La Encantada (per AgEq Ounce)	$25.24	$23.69	$25.22	$26.19	$25.63	$16.90	$15.48	$15.48
Jerritt Canyon (per Au Ounce)	$1,491	$1,186	$1,260	$—	$1,478	$4,181	$2,540	$2,519
Consolidated (per AgEq Ounce)	$15.17	$15.29	$15.00	$13.01	$14.13	$15.58	$15.16	$15.36

All-in sustaining cost per Ounce(1)
Santa Elena (per AgEq Ounce)	$14.38	$15.07	$14.70	$12.82	$14.68	$18.00	$15.18	$12.75
San Dimas (per AgEq Ounce)	$21.44	$21.78	$20.49	$17.80	$17.76	$15.89	$14.67	$16.79
La Encantada (per AgEq Ounce)	$30.10	$27.87	$31.64	$34.14	$29.86	$19.83	$18.64	$19.39
Jerritt Canyon (per Au Ounce)	$1,491	$1,186	$1,260	$—	$1,730	$4,205	$3,055	$2,865
Consolidated (per AgEq Ounce)	$21.03	$21.64	$21.53	$18.50	$19.74	$21.52	$20.90	$20.69

Production cost per tonne
Santa Elena	$107.80	$107.47	$120.22	$117.36	$125.05	$109.88	$108.74	$114.29
San Dimas	$168.45	$193.02	$200.72	$183.61	$193.41	$173.62	$157.39	$162.68
La Encantada	$60.86	$57.11	$67.80	$64.70	$61.35	$49.91	$46.27	$47.69
Jerritt Canyon	$—	$—	$—	$—	$—	$577.83	$278.57	$233.39
Consolidated	$109.81	$113.16	$128.23	$122.76	$125.81	$128.21	$130.71	$131.41
(1) These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 42 to 52 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.
(2) At Jerritt Canyon, the Company incurred costs related to mining activities for only 79 days during the first quarter of 2023. Jerritt Canyon production during the second quarter comprised of processing most of its remaining ore stockpiles and work-in-process ("WIP") inventory throughout April and May 2023. Jerritt Canyon production during the third quarter of 2023 comprised of pouring ounces from its in-process inventory. Refer to Jerritt Canyon operational highlights for further details.
(3) Jerritt Canyon was placed on temporary suspension in March 2023. In-circuit recovery efforts performed in 2024 resulted in production of 1,684 gold ounces in Q3 2024, 74 gold ounces in Q2 2024 and 647 gold ounces in Q1 2024.

First Majestic Silver Corp. 2024 Third Quarter Report	Page 8

Operating Results – Consolidated Operations

CONSOLIDATED	2024-Q3	2024-Q2	2024-Q1	2024-YTD	2023-YTD	Change Q3 vs Q2	Change '24 vs '23

Ore processed/tonnes milled	678,397	674,570	588,651	1,941,617	2,249,241	1%	(14%)

Production
Silver ounces produced	1,967,574	2,104,181	1,975,176	6,046,931	7,638,339	(6%)	(21%)
Gold ounces produced	41,761	39,339	35,936	117,036	152,336	6%	(23%)
Silver equivalent ounces produced	5,490,416	5,289,439	5,162,283	15,942,138	20,233,868	4%	(21%)

Cost
Cash cost per AgEq Ounce(1)	$15.17	$15.29	$15.00	$15.15	$14.97	(1%)	1%
All-in sustaining costs per AgEq Ounce(1)	$21.03	$21.64	$21.53	$21.39	$20.70	(3%)	3%
Total production cost per tonne(1)	$109.81	$113.16	$128.23	$116.56	$128.44	(3%)	(9%)

Underground development (m)	8,497	8,135	6,701	23,333	27,371	4%	(15%)
Exploration drilling (m)	50,020	47,447	36,274	133,741	110,584	5%	21%
(1) These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions.See “Non-GAAP Measures” on pages 42 to 52 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

Production
Total production in the third quarter of 2024 was 5.5 million AgEq ounces consisting of 2.0 million ounces of silver and 41,761 ounces of gold. This represented a 6% decrease in silver and a 6% increase in gold, when compared to the previous quarter, primarily due to increased gold production at San Dimas and Santa Elena. Santa Elena continued its strong performance in 2024 driven by continuous operational optimization of the new dual-circuit plant which helped achieve strong quarterly throughput levels, while maintaining robust metal recoveries, in consecutive quarters.

At San Dimas, negotiations with the National Union continued to progress in the third quarter with an agreement reached in August. Labour and operating efficiencies have improved as a result, and management anticipates further improved production levels in Q4 at San Dimas. Additionally, at La Encantada, the successful identification of a new water source earlier in the year has led to water inventory levels reaching targeted levels by the end of the third quarter, which enabled the mill throughput to meet or exceed budgeted levels. Management expects Q4 production to revert to historical levels.

Total ore processed during the quarter amounted to 678,397 tonnes, representing a 1% increase compared to the prior quarter, primarily due to continued strong performance at Santa Elena.

First Majestic Silver Corp. 2024 Third Quarter Report	Page 9

Cash Cost and All-In Sustaining Cost per AgEq Ounce
Cash cost for the quarter was $15.17 per ounce, a decrease from $15.29 per ounce in the previous quarter. The decrease in cash costs was primarily attributable to the continued strong performance and increase in gold production at Santa Elena and San Dimas, along with the softening of the Mexican Peso which averaged 10% weaker than the previous quarter. This was partially offset by a decrease in production at La Encantada due to lower tonnes and silver grades, partially offset by an increase in silver recoveries.
AISC in the third quarter was $21.03 per ounce, representing a 3% decrease from $21.64 per ounce in the previous quarter. This was primarily attributable to lower cash costs along with lower worker participation costs and improved AgEq ounce production.
Management continues to undertake a series of cost reduction initiatives across the organization aimed at improving efficiencies, lowering production costs, capital spending, care and maintenance holding costs and corporate G&A costs while also increasing production. Current initiatives for 2024 include:
•Negotiating workforce improvement processes with the employee union at San Dimas;
•Reducing remnant pillar extraction at San Dimas within the mine plan and confirming remaining pillars using ore control (termita) drilling processes;
•Managing over-break and under-break to reduce ore dilution impacts and optimize ore extraction at San Dimas and Santa Elena;
•Increasing mine development rates at San Dimas and La Encantada to access additional ore reserves;
•Renegotiating consumable contracts and reducing the use of external consultants;
•Restructuring to optimize the workforce and reduce labour costs;
•Optimizing use of reagent and grinding media consumption;
•Implementing changes in shift line-up and other changes aimed at increasing productivity at San Dimas;
•Utilizing quality assurance and quality control on operating drilling methods to verify stope positioning, grade and tonnage while also increasing the rates of development, which are expected to open additional ore stopes at San Dimas;
•Optimizing mining sequencing with the goal of improving ore extraction at San Dimas, Santa Elena and La Encantada;
•Adding an additional haulage contractor at La Encantada to increase mining rates and ore extraction;
•Increasing ore blending options at La Encantada including the addition of lead nitrate to improve recovery rates;
•Shifting all cemented rock fill operations underground to increase backfill efficiencies and reduce backfill costs at Santa Elena;
•Increasing the capacity of the tailing filtration of the new press filters at Santa Elena by adding a higher capacity offtake conveyor system, with a goal to increase plant throughput rates;
•Lowering holding costs at the Company’s suspended operations including the Jerritt Canyon Gold Mine; and
•Continuing the carbon-in-leach clean out process at Jerritt Canyon to generate additional gold production.

Development and Exploration
During the quarter, the Company completed 8,497 m of underground development and 50,020 m of exploration drilling, compared to 8,135 m and 47,447 m, respectively, in the previous quarter. Throughout the third quarter, up to 28 drill rigs were active consisting of 14 rigs at San Dimas, nine rigs at Santa Elena, three rigs at Jerritt Canyon and two rigs at La Encantada. Jerritt Canyon’s 2024 exploration program commenced at the beginning of the third quarter. The exploration program is focused on unexplored targets on the recently permitted U.S. Forest Lands on First Majestic’s large Nevada land package.

First Majestic Silver Corp. 2024 Third Quarter Report	Page 10

Santa Elena Silver/Gold Mine, Sonora, Mexico

The Santa Elena Silver/Gold Mine is located approximately 150 kilometres northeast of the city of Hermosillo, Sonora, Mexico. The operating plan for Santa Elena involves the processing of ore in a 3,000 tons per day (“tpd”) cyanidation circuit from underground reserves. Santa Elena consists of a central processing plant that can receive ore from two separate underground mining operations, Santa Elena and Ermitaño. The Company owns 100% of the Santa Elena Silver/Gold Mine including mining concessions totaling 102,244 hectares.

Santa Elena	2024-Q3	2024-Q2	2024-Q1	2024-YTD	2023-YTD	Change Q3 vs Q2	Change '24 vs '23

Total ore processed/tonnes milled	259,919	256,427	224,394	740,740	648,991	1%	14%
Average silver grade (g/t)	68	69	72	69	49	(1%)	41%
Average gold grade (g/t)	3.50	3.52	3.16	3.40	3.74	(1%)	(9%)
Silver recovery (%)	67%	66%	69%	67%	58%	2%	16%
Gold recovery (%)	94%	94%	95%	94%	93%	0%	1%

Production
Silver ounces produced	376,203	376,947	355,205	1,108,355	594,107	0%	87%
Gold ounces produced	27,435	27,176	21,713	76,324	72,479	1%	5%
Silver equivalent ounces produced	2,685,375	2,580,497	2,280,739	7,546,611	6,563,343	4%	15%

Cost
Cash cost per AgEq Ounce(1)	$11.96	$12.25	$12.13	$12.11	$12.53	(2%)	(3%)
All-In sustaining costs per AgEq Ounce(1)	$14.38	$15.07	$14.70	$14.71	$15.75	(5%)	(7%)
Total production cost per tonne(1)	$107.80	$107.47	$120.22	$111.45	$114.80	0%	(3%)

Underground development (m)	2,263	2,329	2,250	6,842	8,274	(3%)	(17%)
Exploration drilling (m)	14,796	15,591	9,911	40,298	40,109	(5%)	0%
(1)These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 42 to 52 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

Santa Elena produced 2,685,375 AgEq ounces, 4% above the prior quarter, consisting of 376,203 ounces of silver and 27,435 ounces of gold.

The mill processed a total of 259,919 tonnes of ore, slightly higher than the prior quarter with average silver and gold head grades relatively consistent at 68 g/t and 3.50 g/t, respectively.

Silver and gold recoveries averaged 67% and 94%, respectively, during the quarter. Silver recovery increased 1% while gold recovery remained consistent at 94% when compared to the prior quarter. Metallurgical recoveries remained strong due to the continuous operational optimization of the new dual-circuit plant and fine grinding strategy.

Cash cost per AgEq ounce in the third quarter was $11.96, representing a 2% decrease compared to $12.25 per AgEq ounce in the previous quarter, which was primarily attributed to a 4% increase in AgEq ounces produced. This was partially offset by higher royalty payments during the third quarter primarily due to higher earnings.

AISC per AgEq ounce for the quarter was $14.38, representing a 5% decrease compared to $15.07 per AgEq ounce in the prior quarter. This was primarily attributable to the decrease in cash costs and lower profit sharing allocated to Santa Elena as compared to the prior quarter.

First Majestic Silver Corp. 2024 Third Quarter Report	Page 11

The Santa Elena mine is subject to a gold streaming agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the Company to sell to Sandstorm 20% of its gold production over the life of mine from its leach pad and a designated area of its underground operations. The selling price to Sandstorm is the lesser of the prevailing market price or $450 per ounce, subject to a 1% annual inflation adjustment. During the three and nine months ended September 30, 2024, the Company delivered nil ounces and 21 ounces (2023 - nil and 1,071 ounces) of gold to Sandstorm at an average price of $nil per ounce and $482 per ounce (2023 - $nil and $473 per ounce).

The Santa Elena mine has a net smelter return (“NSR”) royalty agreement with Orogen Royalties Inc. that provides them with a 2% NSR royalty from production from Ermitaño. In addition, there is an underlying NSR royalty where Osisko Gold Royalties Ltd. retains a 2% NSR royalty from the sale of mineral products extracted from Ermitaño. During the three and nine months ended September 30, 2024, the Company incurred $3.0 and $7.9 million (2023 - $2.3 and $5.9 million) in NSR royalty payments in connection with production from Ermitaño.
During the quarter, a total of 2,263 m of underground development was completed at the Ermitaño mine at Santa Elena, compared to 2,329 m in the previous quarter. During the quarter, nine drill rigs consisting of seven surface rigs and two underground rigs, completed 14,796 m of drilling on the property, following on the 15,591 m and 9,911 m drilled in Q2 and Q1 this year, respectively. Total exploration costs in the third quarter were $2.9 million compared to $2.1 million in the previous quarter.

During the quarter, the Company announced the discovery of the Navidad vein system, a new significant, vein-hosted gold and silver mineralized system adjacent to the Company’s currently producing Ermitaño mine. Please refer to the Company’s news release dated July 30, 2024 for further details.

First Majestic Silver Corp. 2024 Third Quarter Report	Page 12

San Dimas Silver/Gold Mine, Durango, Mexico

The San Dimas Silver/Gold Mine is located approximately 130 kilometres northwest of the city of Durango, Durango State, Mexico and consists of 71,868 hectares of mining claims located in the states of Durango and Sinaloa, Mexico. San Dimas is the largest producing underground mine in the state of Durango with over 250 years of operating history. The San Dimas operating plan involves processing ore from several underground mining areas with a 2,500 tpd capacity milling operation that produces silver/gold doré bars. The mine is accessible via a 40-minute flight from the Durango International Airport to a private airstrip in the town of Tayoltita, or by improved roadway. The Company owns 100% of the San Dimas mine.

San Dimas	2024-Q3	2024-Q2	2024-Q1	2024-YTD	2023-YTD	Change Q3 vs Q2	Change '24 vs '23

Total ore processed/tonnes milled	195,279	183,188	178,957	557,424	660,113	7%	(16%)
Average silver grade (g/t)	188	210	220	205	241	(10%)	(15%)
Average gold grade (g/t)	2.12	2.15	2.45	2.23	2.87	(1%)	(22%)
Silver recovery (%)	89%	92%	92%	91%	95%	(3%)	(4%)
Gold recovery (%)	95%	95%	96%	95%	96%	0%	(1%)

Production
Silver ounces produced	1,046,340	1,141,906	1,163,792	3,352,038	4,841,517	(8%)	(31%)
Gold ounces produced	12,582	12,043	13,543	38,168	58,496	4%	(35%)
Silver equivalent ounces produced	2,110,905	2,114,072	2,364,875	6,589,852	9,679,244	0%	(32%)

Cost
Cash cost per AgEq Ounce(1)	$16.50	$16.66	$15.81	$16.30	$12.28	(1%)	33%
All-In sustaining costs per AgEq Ounce(1)	$21.44	$21.78	$20.49	$21.21	$16.06	(2%)	32%
Total production cost per tonne(1)	$168.45	$193.02	$200.72	$186.89	$174.63	(13%)	7%

Underground development (m)	5,452	4,859	3,709	14,020	13,928	12%	1%
Exploration drilling (m)	29,172	31,249	26,363	86,784	53,107	(7%)	63%
(1)These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 42 to 52 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

San Dimas produced 2,110,905 AgEq ounces during the quarter consisting of 1,046,340 ounces of silver and 12,582 ounces of gold. Silver production decreased by 8%, while gold production increased by 4%, when compared to the prior quarter. The decrease in silver production was driven by lower silver grades and silver recoveries partially offset by an increase in ore tonnes processed. The increase in gold production was driven by an increase in processed ore, offset by a slightly lower gold grade.

The mill processed a total of 195,279 tonnes of ore, an increase of 7% compared to the prior quarter, with average silver and gold grades of 188 g/t and 2.12 g/t, respectively, compared with 210 g/t and 2.15 g/t in the prior quarter.

Silver and gold recoveries during the quarter averaged 89% and 95%, respectively, compared to 92% and 95% in the previous quarter. Metallurgical lab testing of ores from the Perez vein indicated additional cyanide dosing positively impacted silver recoveries and provisions were constructed in late Q3 2024 to inject cyanide pre-milling to raise cyanide concentrations and improve recovery rates for Q4 2024.

The West Block, Central Block and Sinaloa Graben areas contributed approximately 29%, 40% and 31%, respectively, of the total production during the quarter.

First Majestic Silver Corp. 2024 Third Quarter Report	Page 13

Negotiations with the unionized workers continued throughout the quarter and an agreement was reached in August on certain matters, the most significant being the payment for the 2023 annual bonus. Labour and operating efficiencies have improved as a result, and management anticipates further improved production levels in Q4 at San Dimas.

In the third quarter, cash cost per AgEq ounce was $16.50, a decrease compared to $16.66 per AgEq ounce in the prior quarter. This was primarily due to the weakening of the Mexican Peso and lower energy costs as compared to the prior quarter.

AISC per AgEq ounce for the quarter was $21.44, a decrease compared to $21.78 per AgEq ounce in the prior quarter. This was primarily due to lower cash costs and sustaining development costs during the quarter.

As a result of a period of continued rain this year following extended drought conditions, the Company's Las Truchas hydroelectric plant, in Durango, is back at full capacity. Las Truchas provides reliable, efficient and renewable energy at lower costs, and with a lower carbon footprint to the San Dimas mine. Additionally, as part of its ongoing cost reduction and carbon reduction initiatives, First Majestic is actively reviewing the replacement of the diesel generators used for on-site back-up power at San Dimas with LNG units. This will generate substantial cost-savings and will result in a reduction in carbon emissions of up to 25%, when back-up power is required.

The San Dimas mine is subject to a gold and silver streaming agreement with Wheaton Precious Metals Corp. (“Wheaton” or “WPMI”), which entitles Wheaton to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment commencing in May 2019) and the prevailing market price for each gold equivalent ounce delivered. Should the average gold to silver ratio over a six-month period exceed 90:1 or fall below 50:1, the fixed exchange ratio would be increased to 90:1 or decreased to 50:1, respectively. The fixed gold to silver exchange ratio as of September 30, 2024, was 70:1. During the three and nine months ended September 30, 2024, the Company delivered 7,022 and 21,756 ounces (2023 - 9,695 and 31,700 ounces) of gold to WPMI at $637 and $634 per ounce (2023 - $631 and $628 per ounce).

A total of 5,452 m of underground development was completed in the third quarter, compared to 4,859 m in the prior quarter. During the quarter, a total of 14 drill rigs consisting of four surface rigs and 10 underground rigs, completed 29,172 m of drilling on the property, following on the 31,249 m and 26,363 m drilled in Q2 and Q1 this year, respectively. Total exploration costs were $3.3 million compared to $2.9 million in the prior quarter.

First Majestic Silver Corp. 2024 Third Quarter Report	Page 14

La Encantada Silver Mine, Coahuila, Mexico

The La Encantada Silver Mine is an underground mine located in the northern Mexico State of Coahuila, 708 kilometres northeast of Torreon. La Encantada has 4,076 hectares of mineral concessions and surface land ownership of 1,343 hectares. La Encantada also has a 4,000 tpd cyanidation plant, a camp with 120 houses as well as administrative offices, laboratory, general store, hospital, airstrip and all the necessary infrastructure required for such an operation. The mine is accessible via a two-hour flight from the Durango International Airport to the mine’s private airstrip, or via an improved road from the closest city, Muzquiz, Coahuila State, which is 225 kilometres away. The Company owns 100% of the La Encantada Silver Mine.

La Encantada	2024-Q3	2024-Q2	2024-Q1	2024-YTD	2023-YTD	Change Q3 vs Q2	Change '24 vs '23

Ore processed/tonnes milled	223,200	234,955	185,298	643,453	762,494	(5%)	(16%)
Average silver grade (g/t)	110	129	123	120	123	(15%)	(2%)
Silver recovery (%)	69%	60%	62%	64%	73%	15%	(12%)

Production
Silver ounces produced	545,031	585,329	456,179	1,586,539	2,202,715	(7%)	(28%)
Gold ounces produced	59	46	33	138	259	28%	(47%)
Silver equivalent ounces produced	550,042	589,060	459,110	1,598,212	2,224,198	(7%)	(28%)

Cost
Cash cost per AgEq Ounce(1)	$25.24	$23.69	$25.22	$24.66	$18.61	7%	33%
All-In sustaining costs per AgEq Ounce(1)	$30.10	$27.87	$31.64	$29.72	$21.97	8%	35%
Total production cost per tonne(1)	$60.86	$57.11	$67.80	$61.49	$52.07	7%	18%

Underground development (m)	781	947	742	2,470	2,328	(18%)	6%
Exploration drilling (m)	1,862	607	0	2,469	3,812	NM	(35%)
NM - Not meaningful
(1)These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 42 to 52 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

During the quarter, La Encantada produced 545,031 ounces of silver, representing a 7% decrease compared to the prior quarter primarily due to a decrease in silver grade offset by an increase in silver recovery.

Water inventory levels at the plant achieved capacity by the end of the quarter, enabling plant ore throughput rates to return to targeted levels. As a result, in the month of September alone, La Encantada produced 232,968 ounces of silver, or approximately 43% of the total Q3 silver production at the mine. Management anticipates Q4 production at La Encantada to revert to historical levels.

The mill processed a total of 223,200 tonnes of ore with an average silver grade of 110 g/t. Stope production from the Beca Zone contributed 88,444 tonnes with average silver grades of 111 g/t.

Silver recovery for the quarter was 69%, representing a 15% increase when compared to 60% recovery in the prior quarter. Metallurgical testing indicated that the addition of lead nitrate to the leaching circuit will provide positive recovery results for La Encantada ores. Installation of the lead nitrate system was completed at the end of the third quarter and continued improved recovery rates are anticipated for Q4 2024.

Cash cost per AgEq ounce for the quarter was $25.24, representing a 7% increase compared to $23.69 per AgEq ounce in the prior quarter, primarily due to a 7% decrease in AgEq ounces produced along with slightly higher energy costs due to a temporary failure in one of the LNG power generators, which has since been repaired.

First Majestic Silver Corp. 2024 Third Quarter Report	Page 15

AISC per AgEq ounce for the quarter was $30.10, representing an 8% increase compared to $27.87 per AgEq ounce in the previous quarter. The higher AISC per AgEq ounce was primarily due to the higher cash costs compared to the prior quarter.

In 2022, the Company sold a portfolio of its existing royalty interests to Metalla Royalty and Streaming Limited (“Metalla”). Under the agreement, the Company has granted Metalla a 100% gross value royalty for the first 1,000 ounces of gold produced annually from the La Encantada property. For the three and nine months ended September 30, 2024, the Company has incurred $0.1 million and $0.3 million, respectively (September 30, 2023 - $0.2 and $0.4 million) in NSR royalty payments from production at La Encantada.

A total of 781 m of underground development was completed in the third quarter at La Encantada, compared to 947 m in the prior quarter. During the quarter, two surface drill rigs completed 1,862 m of drilling on the property, representing a 207% increase when compared to the prior quarter. The 2024 exploration program commenced in the second quarter after securing a new water source. Total exploration costs in the third quarter were $0.5 million, compared to $0.3 million in the prior quarter.

First Majestic Silver Corp. 2024 Third Quarter Report	Page 16

First Mint LLC, Nevada, United States

First Mint, LLC ("First Mint") is the Company’s operating minting facility located in Nevada, United States. First Mint expands upon the Company’s existing bullion sales through vertically integrating the production of investment-grade fine silver bullion and allows the Company to sell a greater portion of its silver production directly to its shareholders and bullion customers. First Mint operates some of the most innovative processing equipment in the precious metals industry, including an environmentally friendly flameless tunnel, which is a zero-emission facility and uses significantly less electricity when compared to traditional minting processes. This will enable the Company to turn its own silver into an array of finished bullion products, as well as offer manufacturing capacity for third-party demand. The Company owns 100% of First Mint, LLC.

First Mint(1)	2024-Q3	2024-Q2	Q1 2024	2024-YTD	2023-YTD	Change Q3 vs Q2	Change '24 vs '23

Ounces sold	83,852	106,890	36,959	227,701	300,587	(22%)	(24%)

Financial Results
Revenues ($ thousands)	$2,665	$3,298	$987	$6,950	$7,808	(19%)	(11%)
Average realized price per ounce - Bullion(2)	$31.78	$30.86	$26.71	$30.52	$25.97	3%	18%
(1) This table is inclusive of the Company's bullion store and its minting facility in Nevada, United States.
(2) Average realized price per ounce is disclosed on the Company's financial statements in Note 4 - Segmented Information.

During the third quarter, First Mint sold 83,852 ounces of silver, compared to 106,890 ounces in the previous quarter. These ounces were inclusive of sales through the Company’s bullion store in Vancouver Canada, along with the newly opened minting facility, which allowed First Mint to commence bullion sales on March 26, 2024. The ounces sold through First Mint accounted for 4% of the Company’s total silver production during the third quarter of 2024.

First Mint celebrated its Inauguration on September 26, 2024. While commissioning and silver bullion sales commenced in March, the inauguration celebrated the mint’s progress to-date on implementing innovative production and fulfillment processes at the state-of-the-art facility. The mint commissioned several pieces of new equipment including coin presses, lasers, etching equipment for bar and coin manufacturing and is on track to receiving ISO 9001 certification. Once received, this certification will allow First Mint’s products to be eligible for Individual Retirement Accounts (IRA). First Mint enables First Majestic to turn its mined silver into an array of finished bullion products for direct sale to the public and offers manufacturing capacity for third-party demand.

Total revenues for the quarter were $2.7 million at an average realized price of $31.78 per ounce, compared to revenues of $3.3 million at an average realized price of $30.86 per ounce in the prior quarter.

First Majestic Silver Corp. 2024 Third Quarter Report	Page 17

Jerritt Canyon Gold Mine, Nevada, United States
The Jerritt Canyon Gold Mine is an underground mining complex located in northern Nevada, United States. Jerritt Canyon was discovered in 1972 and has been in production since 1981 having produced over 9.5 million ounces of gold over its 40-year production history. The operation, which was purchased by the Company on April 30, 2021, has one of only three permitted gold processing plants in Nevada that uses roasting in its treatment of ore. This processing plant has a capacity of 4,000 tpd.

On March 20, 2023, the Company temporarily suspended mining activities at Jerritt Canyon to reduce overall costs and refocus mining and exploration plans at the mine. The property consists of a large, under-explored land package consisting of 30,821 hectares (119 square miles). Jerritt Canyon is 100% owned by the Company.

Jerritt Canyon	2024-Q3	2024-Q2	2024-Q1	2024-YTD	2023-YTD	Change Q3 vs Q2	Change '24 vs '23

Ore processed/tonnes milled	—	—	—	—	177,643	0%	(100%)
Average gold grade (g/t)	—	—	—	—	4.19	0%	(100%)
Gold recovery (%)	—	—	—	—	87%	0%	(100%)

Production
Gold ounces produced	1,684	74	647	2,405	21,101	NM	(89%)
Silver equivalent ounces produced	144,093	5,811	57,559	207,463	1,767,083	NM	(88%)

Underground development (m)	—	—	—	—	2,841	0%	(100%)
Exploration drilling (m)	4,199	—	—	4,199	13,556	100%	(69%)

Operations at the Jerritt Canyon mine were placed on temporary suspension in March 2023. As of April 24, 2023, all activities at the Jerritt Canyon processing plant were fully suspended. In-circuit recovery efforts performed in the third quarter of 2024 resulted in the recovery of 1,684 ounces of gold, compared to 74 ounces of gold in the previous quarter.

During the quarter, the Company incurred $4.7 million in holding costs at Jerritt Canyon, primarily for care and maintenance activities such as water management and treatment, maintaining environmental permits and controls, keeping the plant well-maintained for future processing and maintaining land access. The Company continues to focus on optimizing holding costs and completing technical studies that will support an eventual restart of the mine in the future.

Jerritt Canyon’s 2024 exploration program commenced at the beginning of the third quarter. The exploration program is focused on unexplored targets on the recently permitted U.S. Forest Lands on First Majestic’s large Nevada land package. During the quarter, a total of three drill rigs completed 4,199 m of surface drilling on the property, which is less than the Company had budgeted due to delayed startup and negative weather conditions. Total exploration costs were $3.8 million in the third quarter of 2024.

First Majestic Silver Corp. 2024 Third Quarter Report	Page 18

La Parrilla Silver Mine, Durango, Mexico

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango in Durango State, Mexico, is a complex of underground operations consisting of the Rosarios, La Blanca and San Marcos mines which are inter-connected through underground workings, and the Vacas and Quebradillas mines which are connected via above-ground gravel roads. La Parrilla includes a 2,000 tpd sequential processing plant consisting of a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit, metallurgical pilot plant, buildings, offices and associated infrastructure.

Operations at the La Parrilla mine were placed on care and maintenance in September 2019.

On December 7, 2022, the Company announced that it had entered into an asset purchase agreement with Silver Storm Mining Ltd. (formerly Golden Tag Resources Ltd.) (“Silver Storm”) to sell the La Parrilla Silver Mine for total consideration of up to $33.5 million, consisting of 143,673,684 common shares of Silver Storm at a deemed price of $0.16 per share, having an aggregate value as of the date of the agreement of $20 million, and up to $13.5 million in contingent consideration, in the form of three milestone payments, payable in either cash or Silver Storm shares, out of which $2.7 million is payable no later than 18 months following the closing date.

On August 14, 2023, the Company completed the sale of La Parrilla to Silver Storm and received total consideration of $13.3 million net of transaction costs. Based on the price of Silver Storm’s common shares at the time of closing the transaction, the Company recorded a loss on disposition of $1.6 million. In addition, First Majestic participated in Silver Storm’s offering of subscription receipts (the “Subscription Receipts”) and purchased 18,009,000 Subscription Receipts at a price of CAD$0.20 per Subscription Receipt which, in accordance with their terms, have now converted into 18,009,000 Silver Storm common shares and 9,004,500 common share purchase warrants (the “Warrants”). Each Warrant is exercisable for one additional Silver Storm common share until August 14, 2026, at a price of CAD$0.34. The Company began accounting for the shares received from Silver Storm as an equity security at fair value through other comprehensive income (“FVTOCI”).

La Guitarra Silver Mine, Mexico State, Mexico

The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of Mexico, Mexico, approximately 130 kilometres southwest from Mexico City.

The La Guitarra milling and mining operations were placed under care and maintenance in August 2018.

On May 24, 2022, the Company announced that it had entered into a share purchase agreement with Sierra Madre Gold and Silver Ltd. (“Sierra Madre”), to sell the Company’s subsidiary La Guitarra Compañia Minera S.A. de C.V. (“La Guitarra”), which owned the La Guitarra Silver Mine, to Sierra Madre for total consideration of approximately $35 million, consisting of 69,063,076 Sierra Madre common shares at a deemed price of $0.51 per share.

On March 29, 2023, the Company completed the sale of La Guitarra to Sierra Madre and received total consideration of $33.2 million net of transaction costs (paid in common shares of Sierra Madre), before working capital adjustments. Based on the carrying value of the asset at the time of disposal of $34.3 million, and the working capital adjustment of $0.2 million, the Company recorded a loss on disposition of $1.4 million. The Company began accounting for the common shares received from Sierra Madre as an equity security at FVTOCI.

First Majestic Silver Corp. 2024 Third Quarter Report	Page 19

Del Toro Silver Mine, Zacatecas, Mexico

The Del Toro Silver Mine is located 60 kilometres to the southeast of the La Parrilla mine and consists of 3,815 hectares of mining concessions and 219 hectares of surface rights. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively. Del Toro includes a 2,000 tpd flotation circuit and a 2,000 tpd cyanidation circuit. First Majestic owns 100% of the Del Toro Silver Mine.

Operations at the Del Toro mine have been on care and maintenance since January 2020.

San Martin Silver Mine, Jalisco, Mexico

The San Martin Silver Mine is an underground mine located near the town of San Martin de Bolaños in the Bolaños river valley, in the northern portion of the State of Jalisco, Mexico. San Martin has 33 contiguous mining concessions in the San Martin de Bolaños mining district covering mineral rights for 12,795 hectares, plus an application of a new mining concession covering 24,723 hectares to be granted. In addition, the mine includes 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located, and an additional 640 hectares of surface rights. The 1,300 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks and a Merrill-Crowe doré production system. The mine can be accessed via small plane, 150 kilometres from Durango, or 250 kilometres by paved road north of Guadalajara, Jalisco. The San Martin Silver Mine is 100% owned by the Company.

In July 2019, the Company suspended all mining and processing activities at the San Martin operation due to growing insecurity in the area. Increasing violence and safety concerns resulted in the Company removing all of its remaining employees from the area in 2021 and the mine and plant have been occupied and are currently under the de facto control of an organized criminal group. Due to this situation, the Company has been unable to carry out proper care and maintenance of the mine and plant and tailings storage facilities and the Company has limited information as to the current state of repair at the mine, including the tailings storage facility. The Company has repeatedly requested all applicable governmental authorities to take action to secure the area but, to date, the Mexican government has failed to take any such action and the Company’s own efforts have been unsuccessful. The Company is continuing its efforts to work with governmental authorities to take action to secure the area, although it is not known when that might, if ever, occur.

Springpole Silver Stream, Ontario, Canada

In July 2020, the Company completed an agreement with First Mining Gold Corp. (“First Mining”) to purchase 50% of the life of mine payable silver produced from the Springpole Gold Project (the “Springpole Silver Stream”), a development-stage gold project located in Ontario, Canada. First Majestic agreed to pay First Mining consideration of $22.5 million in cash and shares, in three milestone payments, for the right to purchase silver at a price of 33% of the silver spot price per ounce, to a maximum of $7.50 per ounce (subject to annual inflation escalation of 2%, commencing at the start of the third anniversary of production). Commencing with its production of silver, First Mining must deliver 50% of the payable silver which it receives from the offtaker within five business days of the end of each quarter.

The transaction consideration paid and payable by First Majestic is summarized as follows:

•The first payment of $10.0 million, consisting of $2.5 million in cash and $7.5 million in First Majestic common shares (805,698 common shares), was paid to First Mining on July 2, 2020;
•The second payment of $7.5 million, consisting of $3.75 million in cash and $3.75 million in First Majestic common shares (287,300 common shares), was paid on January 21, 2021 upon the completion and public announcement by First Mining of the results of a Pre-Feasibility Study for Springpole; and
•The third payment, consisting of $2.5 million in cash and $2.5 million in First Majestic common shares (based on a 20-day volume weighted average price), will be paid upon receipt by First Mining of a Federal or Provincial Environmental Assessment approval for Springpole, which has not yet been received.

In connection with the streaming agreement, First Mining also granted First Majestic 30.0 million common share purchase warrants of First Mining (the “First Mining Warrants”), each of which will entitle the Company to purchase one common share of First Mining at CAD$0.40 over a period of five years. As a result of the distribution by First Mining of shares and warrants of Treasury Metals Inc. that was completed by First Mining on July 15, 2021, pursuant to the adjustment

First Majestic Silver Corp. 2024 Third Quarter Report	Page 20

provisions of the First Mining Warrants, the exercise price of these warrants was reduced from CAD$0.40 to CAD$0.37, and the number of these warrants was increased from 30.0 million to 32.1 million. The fair value of the warrants was measured at $5.7 million using the Black-Scholes option pricing model.

First Mining has the right to repurchase 50% of the silver stream from First Majestic for $22.5 million at any time prior to the commencement of production at Springpole, and if such a repurchase takes place, the Company will be left with a reduced silver stream of 25% of life of mine payable silver production from Springpole.

Springpole is one of Canada’s largest, undeveloped gold projects with permitting underway. In January 2021, First Mining announced results of its Pre-Feasibility Study (“PFS”) which supports a 30,000 tpd open pit mining operation over an 11-year mine life. First Mining announced resources of 24.3 million ounces of silver in the Indicated category and 1.4 million ounces of silver in the Inferred category, plus 4.6 million ounces of gold in the Indicated category and 0.3 million ounces of gold in the Inferred category. A draft Environmental Impact Statement for Springpole was published in June 2022, and the Federal and Provincial Environment Assessment processes for the project are in progress.

The Springpole Project also includes large land holdings of 41,913 hectares which are fully encompassed under the silver streaming agreement.

Keith Neumeyer, our President & Chief Executive Officer, and Raymond Polman, a director of the Company, are each directors of First Mining and accordingly may be considered to have a conflict of interest with respect to First Mining and the Springpole Silver Stream Agreement.

First Majestic Silver Corp. 2024 Third Quarter Report	Page 21

OVERVIEW OF FINANCIAL PERFORMANCE
For the quarters ended September 30, 2024 and 2023 (in thousands of dollars, except for per share amounts):

	Third Quarter	Third Quarter
	2024	2023	Variance %

Revenues	$146,087	$133,211	10%	(1)
Mine operating costs
Cost of sales	85,694	92,187	(7%)	(2)
Depletion, depreciation and amortization	31,871	27,998	14%	(3)
	117,565	120,185	(2%)

Mine operating earnings	28,522	13,026	119%

General and administrative expenses	9,440	10,439	(10%)	(4)
Share-based payments	2,935	2,762	6%
Mine holding costs	6,153	7,243	(15%)	(5)
Restructuring costs	—	6,428	(100%)	(6)
Loss on sale of mining interest	—	1,646	(100%)	(7)
Foreign exchange loss	5,848	2,642	121%
Operating earnings (loss)	4,146	(18,134)	123%
Investment and other income	528	1,275	(59%)	(8)
Finance costs	(6,858)	(6,739)	2%
Loss before income taxes	(2,184)	(23,598)	91%
Current income tax expense (recovery)	11,174	(178)	NM
Deferred income tax expense	13,235	3,729	NM
Income tax expense	24,409	3,551	NM	(9)
Net loss for the period	($26,593)	($27,149)	2%	(10)

Loss per share (basic and diluted)	($0.09)	($0.09)	0%	(10)

NM - Not meaningful

1.Revenues in the quarter increased $12.9 million compared to the same quarter of the prior year primarily attributed to:
•a 33% increase in the average realized silver price, which was $29.84 per ounce during the quarter, compared to $22.41 per ounce in the third quarter of 2023 as well as increased recovered gold ounces at Jerritt Canyon achieved through in-circuit recovery efforts. This resulted in a $33.9 million increase in revenue compared to the same quarter of the prior year
Partially offset by:
•a 23% decrease in the total number of payable AgEq ounces sold compared to the third quarter of 2023 which resulted in a decrease in revenues of $20.7 million compared to the third quarter of 2023. This was primarily driven by lower production levels at San Dimas as well as higher inventory levels held at the end of third quarter of 2024.

2.Cost of sales in the quarter decreased $6.5 million compared to the same quarter of the prior year primarily due to:
•a weaker Mexican Peso against the U.S. dollar, which averaged 11% lower compared to the same quarter of 2023;
•a $7.7 million decrease in labour costs primarily due to the reduction in workforce cross the organization following restructuring efforts to optimize the workforce during the same quarter of the prior year; and
•a $2.8 million decrease in consumables and materials, energy and insurance costs.

First Majestic Silver Corp. 2024 Third Quarter Report	Page 22

Partially offset by:
•a $2.2 million increase in change in inventory expense compared to the same quarter of 2023;
•a $1.0 million increase in worker participation costs in Mexico; and
•a $0.9 million increase in other costs primarily due to an increase in environmental duties and royalties.
3.Depletion, depreciation and amortization in the quarter increased $3.9 million compared to the same quarter of the previous year, primarily as a result of:
•a $3.3 million increase in depletion and depreciation from the Mexican operations primarily due to an increase in production at Santa Elena as well as higher fixed asset depreciation at San Dimas and La Encantada; and
•an increase of $0.4 million in depletion from in-circuit inventory recovery at Jerritt Canyon during the quarter.
4.General and administrative expense in the quarter decreased $1.0 million compared to the same quarter of the previous year. Costs in the third quarter of 2023 were higher primarily due to increased restructuring efforts to optimize the Company’s workforce, along with higher legal and professional fees during Q3 2023 related to the Company’s ongoing NAFTA proceedings. This decrease compared to the same quarter of the previous year was offset by higher due diligence costs incurred in the months prior to the Company’s announcement on September 5, 2024 that it has agreed to acquire Gatos.
5.Mine holding costs decreased by $1.1 million compared to the same quarter of 2023, primarily driven by lower holding costs from La Parrilla, which was sold in the third quarter of 2023, and lower holding costs for the Del Toro mine.
6.Restructuring Costs decreased by $6.4 million compared to the same quarter of 2023. In 2023, restructuring costs were related to the Company optimizing its workforce primarily at San Dimas, as well as at the Durango regional office and Santa Elena.
7.Loss on sale of mining interest decreased by $1.6 million compared to the prior year. In the third quarter of 2023, the Company recorded a write-down related to La Parrilla based on the change in value of the shares of Silver Storm Mining (formerly Golden Tag Resources) at the end of the reporting period.
8.Investment and other income decreased by $0.7 million compared to the third quarter of 2023, primarily due to a loss from investment in silver future derivatives of $1.3 million, compared to a $0.4 million gain in the same quarter of the prior year. This was partially offset by interest income of $1.9 million compared to $1.5 million in the same quarter of the prior year, along with a gain on the sale of marketable securities of $0.1 million compared to a $0.7 million loss in the same quarter of the prior year.
9.During the quarter, the Company recorded an income tax expense of $24.4 million compared to a $3.6 million income tax expense in the third quarter of 2023. The increase in income tax expense was primarily related to the non-cash foreign exchange impact on available Mexican tax pools to account for the strengthening of the US Dollar against the Mexican Peso resulting in an increased deferred tax expense as well as an increased current tax expense driven by higher earnings at Santa Elena.
10.As a result of the foregoing, net loss for the quarter was $26.6 million (EPS of ($0.09)) compared to a net loss of $27.1 million (EPS of ($0.09)) in the same quarter of the prior year.

First Majestic Silver Corp. 2024 Third Quarter Report	Page 23

For the years to date ended September 30, 2024 and 2023 (in thousands of dollars, except for per share amounts):

	Year to Date	Year to Date	Variance %
	2024	2023	24 vs '23

Revenues	$388,267	$436,855	(11%)	(1)
Mine operating costs
Cost of sales	255,279	320,662	(20%)	(2)
Cost of sales - standby costs	—	13,438	(100%)	(2)
Depletion, depreciation and amortization	89,325	95,014	(6%)	(3)
	344,604	429,114	(20%)

Mine operating earnings	43,663	7,741	NM

General and administrative	28,186	30,560	(8%)	(4)
Share-based payments	10,895	10,711	2%
Mine holding costs	18,173	14,750	23%	(5)
Write down on asset held-for-sale	—	7,229	(100%)	(6)
Restructuring costs	—	6,428	(100%)	(7)
Impairment of non-current asset	—	125,200	(100%)	(8)
Loss on sale of mining interest	—	3,024	(100%)	(9)
Foreign exchange loss (gain)	15,824	(8,953)	NM
Operating loss	(29,415)	(181,208)	(84%)
Investment and other income	4,086	8,144	(50%)	(10)
Finance costs	(21,277)	(19,688)	8%
Loss before income taxes	(46,606)	(192,752)	(76%)
Current income tax expense	16,707	5,235	NM
Deferred income tax expense (recovery)	25,094	(52,644)	(148%)
Income tax expense (recovery)	41,801	(47,409)	(188%)	(11)
Net loss for the period	($88,407)	($145,343)	39%	(12)

Loss per common share
Basic and diluted	($0.30)	($0.52)	42%	(12)

NM - Not meaningful
1.Revenues in the nine months ended September 30, 2024 decreased $48.6 million or 11% compared to the same period in the previous year, primarily attributed to:
•a 25% decrease in the total number of payable AgEq ounces sold compared to the prior year which resulted in a decrease in revenues of $100.1 million. This was primarily driven by higher inventory levels held, lower production levels at San Dimas, and the temporary suspension of mining activities at Jerritt Canyon in 2023 which contributed $40.5 million toward revenue during the same period in the previous year.
Partially offset by:
•an 18% increase in the realized silver price per ounce sold, which averaged $27.25 year-to-date compared to $23.03 in the prior year. This resulted in a $51.7 million increase in revenue compared to the prior year; and
•a 15% increase in payable AgEq ounces produced at Santa Elena.

First Majestic Silver Corp. 2024 Third Quarter Report	Page 24

2.Cost of sales in the year decreased $78.8 million or 24% compared to the same period in the previous year, primarily as a result of the following factors:
•a $66.6 million decrease in labour costs due to the reduction in workforce in Jerritt Canyon and across the organization, a decrease in consumables and energy costs during the year along with a decrease in other costs including insurance, services, selling and maintenance costs. This was primarily due to the temporary suspension of operations at the Jerritt Canyon Mine during the first quarter of 2023 along with reduced production at San Dimas during the year;
•a $13.4 million decrease in one-time standby costs primarily related to one-time severance and demobilization costs following the temporary suspension of mining activities at Jerritt Canyon; and
•a $6.9 million decrease due to changes in inventory expense compared to the prior year primarily due to the inventory drawdown at Jerritt Canyon in 2023.
Partially offset by:
•a $1.8 million increase in abnormal costs at San Dimas during the second quarter as the Company had to use higher cost diesel from back up energy sources due to low water levels at the Company’s Las Truchas hydroelectric dam and damage to the power lines from the hydroelectric plant;
•a $1.5 million increase in worker participation costs in Mexico;
•a $1.2 million increase in environmental duties and royalties due to increased production at Ermitaño which resulted in increased royalties paid; and
•a stronger Mexican Peso against the U.S. dollar, which averaged 1% higher compared to the same period of 2023.
3.Depletion, depreciation and amortization in the year decreased $5.7 million or 6% compared to the same period of the previous year, primarily as a result of:
•an $11.7 million decrease related to lower depletion at Jerritt Canyon due to the temporary suspension of mining activities.
Partially offset by:
•a $5.7 million increase in depletion and depreciation from the Mexican operations primarily due to an increase in production at Santa Elena as well as higher fixed asset depreciation at Santa Elena and La Encantada.
4.General and administrative expense in the year decreased $2.4 million or 8% compared to the same period in the previous year, primarily attributed to higher severance costs incurred in 2023 related to restructuring efforts to optimize the Company’s workforce. This was offset by higher due diligence costs incurred in the months prior to the Company’s announcement on September 5, 2024 that it has agreed to acquire Gatos.
5.Mine holding costs increased by $3.4 million compared to the same period in the previous year, primarily related to the temporary suspension of Jerritt Canyon and care and maintenance activities at Santa Elena. This was partially offset by lower holding costs due to the sale of La Guitarra and La Parrilla in the first and third quarters of 2023, respectively.
6.Write down on asset held-for-sale decreased by $7.2 million compared to the same period in the previous year. In 2023, the Company recorded a write-down related to La Parrilla based on the change in value of shares of Silver Storm Mining (formerly Golden Tag Resources) at the end of the reporting period.
7.Restructuring costs decreased by $6.4 million compared to the same period in the previous year. In 2023, restructuring costs were related to the Company optimizing its workforce primarily at San Dimas, as well as the Durango regional office and Santa Elena.
8.Impairment decreased by $125.2 million compared to the same period in the previous year. In March 2023, the Company recorded a $125.2 million impairment in respect of its Jerritt Canyon mine following the temporary suspension of mining operations.
9.Loss on sale of mining interest for the year decreased by $3.0 million compared to the same period in the previous year. This was due to the sale of La Guitarra to Sierra Madre Gold and Silver Ltd. on March 29, 2023. Based on the carrying value of the asset at the time of disposal of $34.3 million, and the working capital adjustment of $0.2 million, the Company had recorded a loss on disposition of $1.4 million in the first quarter of the prior year.
10.Investment and other income for the year totaled $4.1 million compared $8.0 million in income for the same period in the previous year. The decrease in the investment and other income was primarily due to an unrealized loss on silver futures of $1.0 million, compared to a $4.8 million gain in the prior year, and interest income of $4.7 million, compared

First Majestic Silver Corp. 2024 Third Quarter Report	Page 25

to interest income of $5.1 million in the prior year. This was partially offset by an unrealized gain on marketable securities of $0.2 million, compared to a $1.6 million loss in the prior year.
11.During the nine months ended September 30, 2024, the Company recorded an income tax expense of $41.8 million, compared to an income tax recovery of $47.4 million during the same period in the previous year primarily due to an increase in deferred income tax expense. The deferred income tax expense during the year was primarily related to the foreign exchange impact on available Mexican tax pools to account for the strengthening of the US Dollar against the Mexican Peso. The income tax recovery in 2023 was primarily driven by an impairment on non-current assets during the first quarter of 2023 along with foreign exchange and inflationary adjustments.
12.As a result of the foregoing, net loss for the nine months ended September 30, 2024 was $88.4 million (EPS of ($0.30)), compared to a net loss of $145.3 million (EPS of ($0.52)) during the same period in the previous year.

First Majestic Silver Corp. 2024 Third Quarter Report	Page 26

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	2024			2023				2022
Selected Financial Information	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	$146,087	$136,166	$106,014	$136,946	$133,211	$146,692	$156,952	$148,189
Cost of sales	$85,694	$89,096	$80,489	$89,395	$92,187	$104,607	$123,868	$126,148
Depletion, depreciation and amortization	$31,871	$31,608	$25,846	$29,650	$27,998	$32,587	$34,429	$35,307
Mine operating earnings (loss)	$28,522	$15,462	($321)	$17,901	$13,026	$1,138	($6,423)	($13,266)
Net (loss) earnings after tax	($26,593)	($48,251)	($13,563)	$10,231	($27,149)	($17,534)	($100,660)	($16,819)
(Loss) earnings per share – basic	($0.09)	($0.17)	($0.05)	$0.04	($0.09)	($0.06)	($0.37)	($0.06)
(Loss) earnings per share – diluted	($0.09)	($0.17)	($0.05)	$0.04	($0.09)	($0.06)	($0.37)	($0.06)

During the third quarter of 2024, mine operating earnings were $28.5 million compared to earnings of $15.5 million in the previous quarter. The increase in mine operating earnings was primarily due to a higher average realized silver price, an increase in payable AgEq ounces sold, and lower cash costs compared to the prior quarter.

The net loss for the quarter was $26.6 million compared to a net loss of $48.3 million in the prior quarter. The decrease in net loss was primarily attributed a $13.1 million increase in mine operating earnings compared to the prior quarter, a non-cash foreign exchange loss of $5.8 million compared to a $11.1 million loss in the prior quarter, and a $6.1 million decrease in income tax expense compared to the prior quarter. This was partially offset by the $3.4 million decrease in investment income in the quarter as compared to the second quarter of 2024.

LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL OBLIGATIONS

Liquidity

As at September 30, 2024, the Company had cash and cash equivalents of $154.7 million, comprised primarily of cash held with reputable financial institutions and invested in cash accounts and highly liquid short-term investments with maturities of three months or less. With the exception of $1.3 million held in-trust for tax audits in Mexico, the Company's cash and cash equivalents are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations. Cash and cash equivalents excludes $103.9 million of restricted cash as at September 30, 2024.
On August 3, 2023, the Company filed and obtained a receipt for a final short form base shelf prospectus in each province of Canada (other than Québec), and a registration statement on Form F-10 in the United States, which will allow the Company to undertake offerings (including by way of “at-the-market distributions”) under one or more prospectus supplements of various securities listed in the shelf prospectus, up to an aggregate total of $500.0 million, over a 25-month period commencing as of the filing date of the base shelf prospectus.

On February 22, 2024, the Company entered into an equity distribution agreement with BMO Capital Markets Corp. and TD Securities (USA) LLC (collectively, the “Agents”) and filed a prospectus supplement to its short form base shelf prospectus dated August 3, 2023, pursuant to which the Company may, at its discretion and from time-to-time, sell through the Agents common shares of the Company for aggregate gross proceeds of up to $150.0 million through the ATM program (the “2024 ATM Program”). During the nine months ended September 30, 2024, 14,300,000 common shares were sold under the 2024 ATM Program at an average price of $6.73 per share, for gross proceeds of $96.2 million or net proceeds of $93.9 million. As at September 30, 2024, the Company incurred $2.3 million in transaction costs in relation to the 2024 ATM Program.

Working capital as at September 30, 2024 was $238.2 million compared to $188.9 million as at December 31, 2023. Total available liquidity as at September 30, 2024 was $377.9 million, including $238.2 of working capital and $139.6 million of undrawn revolving credit facility, and excluding $103.9 million held in restricted cash.

First Majestic Silver Corp. 2024 Third Quarter Report	Page 27

The following table summarizes the Company’s cash flow activity during the year:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Cash flow
Cash generated in operating activities	$41,038	$19,980	$70,316	$35,689
Cash (used in) investing activities	(32,720)	(32,643)	(89,797)	(122,485)
Cash (used in) provided by financing activities	(5,743)	(8,265)	50,465	71,465
Increase (decrease) in cash and cash equivalents	$2,575	($20,928)	$30,984	($15,331)
Effect of exchange rate on cash and cash equivalents held in foreign currencies	(18)	(976)	(1,835)	2,228
Cash and cash equivalents, beginning of the period	152,173	160,239	125,581	151,438
Cash and cash equivalents, end of the period	$154,730	$138,335	$154,730	$138,335

The Company’s cash flows from operating, investing and financing activities during the nine months ended September 30, 2024 are summarized as follows:
•Cash generated by operating activities of $70.3 million, primarily due to:
•$76.1 million in cash flows from operating activities before movements in working capital and taxes;
net of:
•$9.8 million net change in non-cash working capital items during the period, including a $21.7 million decrease in restricted cash and a $0.6 million decrease in value added tax (“VAT”) receivables, partially offset by a $3.7 million decrease in trade payables, a $3.4 million increase in inventories, a $3.0 million increase in trade and other receivables, a $1.7 million decrease in income taxes payable, and a $0.8 increase in prepaid expenses; and
•$15.7 million in income tax installments paid during the period.

•Cash used in investing activities of $89.8 million, primarily related to:
•$72.6 million spent on mine development and exploration activities;
•$17.9 million spent on the purchase of property, plant and equipment;
•$12.0 million spent on the purchase of marketable securities;
•$5.0 million loaned to Sierra Madre Gold; and
•$0.5 million spent on deposits on non-current assets.
net of:
•$18.2 million in proceeds from the disposal of marketable securities.
•Cash provided in financing activities of $50.5 million, primarily related to the following:
•$93.9 million of proceeds from common shares of the Company sold under the 2024 ATM Program.
net of:
•$20.0 million repayment of the Revolving Credit Facility;
•$12.5 million repayment of lease obligations;
•$7.1 million payment of financing costs; and
•$3.8 million for the payment of dividends during the period.

During the nine months ended September 30, 2024, the Company received $40.3 million (790.7 million MXN) related to VAT filings. In connection with the tax ruling relating to Primero Empresa Minera, S.A. de C.V. (“PEM”), the Servicio de Administracion Tributaria (the “SAT”), the Mexican tax authority, has frozen a PEM bank account which contains approximately $84.8 million as security for certain tax re-assessments that are currently being disputed by PEM, and this

First Majestic Silver Corp. 2024 Third Quarter Report	Page 28

amount is reflected in the Company’s restricted cash accounts. The Company does not agree with the SAT’s position regarding its tax re-assessments, which were issued as a result of the SAT unilaterally declaring that the Company’s APA was not valid, and is challenging Mexico’s actions with respect to the APA through various legal actions, both domestically in Mexico and internationally through NAFTA arbitration proceedings.

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company continually monitors its capital structure and, based on changes in operations and economic conditions, it may from time to time adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares an annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The Company is not subject to any externally imposed capital requirements with the exception of complying with banking covenants defined in its debt facilities. As at September 30, 2024, the Company was in compliance with all of its debt covenants.

Contractual Obligations and Commitments

As at September 30, 2024, the Company’s contractual obligations and commitments are summarized as follows:

	Contractual Cash Flows	Less than 1 year	2 to 3 years	4 to 5 years	After 5 years
Trade and other payables	$92,266	$92,266	$—	$—	$—
Debt facilities	235,456	2,620	232,836	—	—
Lease liabilities	28,309	15,585	10,182	2,237	305
Other liabilities	6,029	—	340	5,689	—
Purchase obligations and commitments	4,573	4,573	—	—	—
	$366,633	$115,044	$243,358	$7,926	$305

As at September 30, 2024, the Company had working capital of $238.2 million (December 2023 - $188.9 million) and total available liquidity of $377.9 million (December 2023 - $313.6 million), including $139.6 million (December 2023 - $124.6 million) of undrawn revolving credit facility.

The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors. Some of these risks and uncertainties are detailed below. For a comprehensive list of the Company’s risks and uncertainties, see the Company’s most recently filed AIF under the heading "Risk Factors". The AIF is available under the Company’s SEDAR+ profile at www.sedarplus.ca, and on EDGAR as an exhibit to the Company’s recently filed Form 40-F.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to chartered banks, trade receivables in the ordinary course of business, value added taxes receivable and other receivables.

First Majestic Silver Corp. 2024 Third Quarter Report	Page 29

As at September 30, 2024, net VAT receivable was $52.1 million (December 31, 2023 - $52.7 million), of which $13.9 million (December 31, 2023 - $27.5 million) relates to La Encantada, $12.2 million relates to Santa Elena (December 31, 2023 - $25.6 million), and $8.8 million (December 31, 2023 - $29.0 million) relates to San Dimas.

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through four international customers. All of the Company’s customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents.

Indebtedness

As at September 30, 2024, the Company’s total consolidated indebtedness was $206.8 million, $0.4 million of which was secured indebtedness.

The Company may be required to use a portion of its cash flow to service principal and interest owing thereunder, which will limit the cash flow available for other business opportunities. The Company may in the future determine to borrow additional funds from lenders. For further details regarding this risk, see the section in the Company’s most recently filed AIF entitled “Risk Factors – Financial Risks – Indebtedness”.

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives, such as forwards and options, to hedge its cash flows.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rates of the Canadian Dollar and the Mexican Peso against the U.S. Dollar is included in the table below:

	September 30, 2024
	Cash and cash equivalents	Restricted cash	Value added taxes receivable	Other financial assets	Trade and other payables	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian Dollar	$8,312	$—	$—	$1,152	($5,196)	$4,268	$427
Mexican Peso	14,667	84,751	51,983	—	(54,671)	96,730	9,673
	$22,979	$84,751	$51,983	$1,152	($59,867)	$100,998	$10,100

Commodity Price Risk

The Company is exposed to commodity price risk on silver and gold, which have a direct and immediate impact on the value of its related financial instruments, non-financial items and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use long-term derivative instruments to hedge its commodity price risk to silver or gold.

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The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

		September 30, 2024
	Effect of +/- 10% change in metal prices
	Silver	Gold	Total
Metals in inventory	$2,383	$790	$3,173
	$2,383	$790	$3,173

Interest Rate Risk
The Company is exposed to interest rate risk on its short-term investments, debt facilities and lease liabilities. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The Company’s interest-bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time.

As at September 30, 2024, the Company’s exposure to interest rate risk on interest bearing liabilities is limited to its debt facilities and lease liabilities. Based on the Company’s interest rate exposure at September 30, 2024, a 25 basis points increase or decrease in the market interest rate does not have a significant impact on net earnings or loss.

Political and Country Risk

First Majestic currently conducts foreign operations in Mexico and the United States, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, the ongoing hostilities in Ukraine and the Middle East, expropriation or nationalization, foreign exchange controls, high rates of inflation, fluctuations in foreign currency exchange rates, import and export tariffs and regulations, lawlessness, cancellation or renegotiation of contracts and environmental and permitting regulations, illegal mining operations by third parties on the Company's properties, labour unrest and surface access issues. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect the Company’s exploration, development and production activities.

Uncertainty in the Estimation of Mineral Resources and Mineral Reserves, and Metal Recoveries

There is a degree of uncertainty attributable to the estimation of Mineral Resources and Mineral Reserves (as defined in the Canadian Institute of Mining's Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and included by reference in the Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”)). Until Mineral Reserves or Mineral Resources are actually mined, extracted and processed, the quantity of minerals and their grades must be considered estimates only. In addition, the quantity of Mineral Reserves and Mineral Resources may vary depending on, among other things, applicable metal prices, exchange rate assumptions used, underground stability conditions, the ability to maintain constant underground access to all working areas, geological variability, mining methods assumptions used and operating cost escalation. Any material change in the quantity of Mineral Reserves, Mineral Resources, grade or dimensions of the geological structures may affect the economic viability of some or all of the Company’s mineral properties and may have a material adverse effect on the Company's operational results and financial condition. Mineral Reserves on the Company’s properties have been estimated on the basis of economic factors at the time of calculation, including commodity prices and operating costs; variations in such factors may have an impact on the amount of the Company’s Mineral Reserves. In addition, there can be no assurance that metal recoveries in small scale laboratory tests will be replicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue.

Governmental Regulations, Licenses and Permits

On May 8, 2023, the Mexican Government enacted a decree amending several provisions of the Mining Law, the Law on National Waters, the Law on Ecological Equilibrium and Environmental Protection and the General Law for the Prevention and Integral Management of Waste (the "Decree"), which became effective on May 9, 2023. The Decree amends the mining and water laws, including: (i) the duration of the mining concession titles, (ii) the process to obtain new mining concessions

First Majestic Silver Corp. 2024 Third Quarter Report	Page 31

(through a public tender), (iii) imposing conditions on water use and availability for the mining concessions, (iv) the elimination of “free land and first applicant” scheme; (iv) new social and environmental requirements in order to obtain and keep mining concessions, (v) the authorization by the Ministry of Economy of any mining concession’s transfer, (vi) new penalties and cancellation of mining concessions grounds due to non-compliance with the applicable laws, (vii) the automatic dismissal of any application for new concessions, and (viii) new financial instruments or collaterals that should be provided to guarantee the preventive, mitigation and compensation plans resulting from the social impact assessments, among other amendments.

These amendments are expected to have an impact on our current and future exploration activities and operations in Mexico and the extent of such impact is yet to be determined but could be material for the Company. On June 7, 2023, the Senators of the opposition parties (PRI, PAN and PRD) filed a constitutional action against the Decree, which is pending to be decided by Plenary of the Supreme Court of Justice. Additionally, during the second quarter of 2023, the Company filed amparo lawsuits challenging the constitutionality of the Decree. As of the date of this MD&A, these amparos filed by First Majestic, along with numerous amparos in relation to the Decree that have been filed by other companies, are still pending before the District or Collegiate Courts. On July 15, 2024, the Supreme Court of Justice in Mexico suspended all on-going amparo lawsuits against the Decree whilst the aforementioned constitutional action is being considered by the Supreme Court. Once the Supreme Court has provided its ruling on the constitutional action, such ruling will set a precedent that will enable the on-going amparo lawsuits to be resolved.

For further details regarding risks relating to government regulations, licenses and permits, see the section in the Company’s most recently filed AIF entitled “Risk Factors – Operational Risks – Governmental Regulations, Licenses and Permits”.

Public Health Crises

Global financial conditions and the global economy in general have, at various times in the past and may in the future, experience extreme volatility in response to economic shocks or other events. Many industries, including the mining industry, are impacted by volatile market conditions in response to the widespread outbreak of epidemics, pandemics, or other health crises. Such public health crises and the responses of governments and private actors can result in disruptions and volatility in economies, financial markets, and global supply chains as well as declining trade and market sentiment and reduced mobility of people, all of which could impact commodity prices, interest rates, credit ratings, credit risk and inflation.

Any public health crises could materially and adversely impact the Company's business, including without limitation, employee health, workforce availability and productivity, limitations on travel, supply chain disruptions, increased insurance premiums, increased costs and reduced efficiencies, the availability of industry experts and personnel, restrictions on the Company's exploration and drilling programs and/or the timing to process drill and other metallurgical testing and the slowdown or temporary suspension of operations at some or all of the Company's properties, resulting in reduced production volumes. Any such disruptions could have an adverse effect on the Company’s production, revenue, net income and business.

Environmental and Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, waste disposal, hazardous substances and mine reclamation rules and permits. Although the Company makes provisions for environmental compliance and reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that First Majestic has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

On August 26, 2021, the NDEP issued 10 Notices of Alleged Violation (collectively the “NOAV”) that alleged the Company doing business as Jerritt Canyon Gold, LLC had violated various air permit conditions and regulations applicable to operations at the Jerritt Canyon in Elko County, Nevada. The NOAV are related to compliance with emission monitoring, testing, recordkeeping requirements, and emission and throughput limits.

First Majestic Silver Corp. 2024 Third Quarter Report	Page 32

The Company filed a Notice of Appeal on September 3, 2021, challenging the NOAV before the Nevada State Environmental Commission (“NSEC”). The Company raised various defenses to the NOAV, including that the Company is not liable for the violations because it was never the owner/operator of Jerritt Canyon during the period the alleged violations began (on April 30, 2021, the Company acquired Jerritt Canyon Canada Ltd, which, through subsidiaries, owns and operates Jerritt Canyon). There is currently no hearing scheduled or any scheduling order in the matter, and the parties have yet to engage in discovery.

On March 8, 2022, NDEP issued an additional four Notices of Alleged Violations to Jerritt Canyon Gold, LLC for alleged exceedances and violations of an Air Quality Operating permit and Mercury Operating Permit to Construct. The new NOAVs relate to alleged exceedances of mercury emission limitations, exceedances of operating parameters, installation of equipment, and recordkeeping requirements. The Company filed a Request for Hearing with the Nevada State Environmental Commission on March 18, 2022, that challenged the bases for the alleged NOAVs and any potential penalties associated with the NOAVs. JCG and NDEP agreed to waive the 20-day hearing requirement for the NOAVs and the parties request that the NSEC withhold schedule a hearing for the NOAVs at this time. At this time the estimated amount cannot be reliably determined.

The Company intends to, and attempts to, fully comply with all applicable environmental regulations, however the Company's ability to conduct adequate maintenance and safety protocols may be considerably constrained or even prevented in areas where its control is impacted by criminal activities, such as the San Martin mine. Although the Company has repeatedly requested all applicable governmental authorities to take action to secure the area, to date, the Mexican government has failed to take any such action and the Company's own efforts have been unsuccessful. Due to this situation, the Company has been unable to conduct care and maintenance activities at San Martin since its remaining employees were withdrawn in 2021 and the Company has limited information as to the current state of repair at the mine, including the tailing storage facility. As a result, there may be an increased risk that an environmental incident may occur at this operation and, as applicable Mexican laws impose strict liability on the property owner, the Company could incur material financial liabilities and suspension of authorizations as a result.

While responsible environmental stewardship is a top priority for the Company, there can be no assurance that the Company has been or will be at all times in complete compliance with applicable environmental laws, regulations and permits, or that the costs of complying with current and future environmental laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

Natural Protected Areas Risk

Pursuant to the General Law of Ecological Equilibrium and Environmental Protection (the “General Law”), the Government of Mexico may, from time to time, establish Natural Protected Areas. There are a variety of different levels of environmental protection provided under the General Law which limit the economic activity that may be undertaken in any particular Natural Protected Area. The Mexican government has announced its intention to create additional Natural Protected Areas in Mexico. Although there are currently no Natural Protected Areas in effect in the vicinity of the Company’s mining operations in Mexico, there can be no assurance that any such area will not be established in the future. In the event that a Natural Protected Area is established over land which is a part of or is nearby to any of the Company’s mineral properties in Mexico, the Company’s activities on such properties may be restricted or prevented entirely which may have a material adverse impact on the Company’s business.

Climate Related Risks

A number of governments have introduced or are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, this may result in increased costs at some or all of the Company’s operations. In addition, the physical risks of climate change may also have an adverse effect on the Company’s operations. These risks include the following:

•Changes in sea levels could affect ocean transportation and shipping facilities that are used to transport supplies, equipment and workforce and products from the Company's operations to world markets.
•Extreme weather events (such as prolonged drought, flooding or freezing conditions) have the potential to disrupt operations at the Company’s mines and may require the Company to make additional expenditures to mitigate the impact of such events. Extended disruptions to supply lines could result in interruption to production.

First Majestic Silver Corp. 2024 Third Quarter Report	Page 33

•The Company’s facilities depend on regular supplies of consumables (diesel, tires, sodium cyanide, etc.) and reagents to operate efficiently. In the event that the effects of climate change or extreme weather events cause prolonged disruption to the delivery of essential commodities, production levels at the Company’s operations may be reduced.

There can be no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability.

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these other matters may be resolved in a manner that is unfavourable to the Company which may result in a material adverse impact on the Company's financial performance, cash flow or results of operations. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated, however there can be no guarantee that the amount of such coverage is sufficient to protect against all potential liabilities. In addition, the Company may in the future be subjected to regulatory investigations or other proceedings and may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Title of Properties
The validity of mining or exploration titles or claims or rights, which constitute most of the Company’s property holdings, can be uncertain and may be contested. The Company has used reasonable commercial efforts to investigate the Company’s title or claim to its various properties, however, no assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims and that such exploration and mining titles or claims will not be challenged or impugned by third parties. Mining laws are continually developing and changes in such laws could materially impact the Company’s rights to its various properties or interests therein. The Company has obtained title insurance for its Jerritt Canyon Mine but there is a risk that such insurance could be insufficient, or the Company could not be successful in any claim against its insurer. Accordingly, the Company may have little or no recourse as a result of any successful challenge to title to any of its properties. The Company’s properties may be subject to prior unregistered liens, agreements or transfers, land claims or undetected title defects which may have a material adverse effect on the Company’s ability to develop or exploit the properties.

In Mexico, legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands; accordingly, title holders of mining concessions must obtain agreement from surface landowners to obtain suitable access to mining concessions and for the amount of compensation in respect of mining activities conducted on such land. If the Company is unable to agree to terms of access with the holder of surface rights with respect to a particular claim, the Company may be able to gain access through a regulatory process in Mexico, however there is no guarantee that such process will be successful or timely or that the terms of such access will be favorable to the Company. In any such event, access to the Company's properties may be curtailed, which may result in reductions in production and corresponding reductions in revenue. Any such reductions could have a material adverse effect on the Company, its business and its results of operations.

Primero Tax Rulings
When Primero, the previous owner of San Dimas acquired the San Dimas Mine in August 2010, it assumed the obligations under a Silver Purchase Agreement (“Old Stream Agreement”) that required its subsidiary, PEM, to sell exclusively to Wheaton Precious Metals (“WPMI”) up to 6 million ounces silver produced from the San Dimas Mine, and 50% of silver produced thereafter, at the lower of: (i) the spot market price and (ii) $4.014 per ounce plus an annual increase of 1% (“PEM Realized Price”). In May 2018, the Old Stream Agreement was terminated between WPMI and Silver Trading (Barbados) Limited (“STB”) in connection with the Company entering into a new stream agreement with WPMI concurrent with the acquisition of Primero by the Company.

In order to reflect the commercial terms and the effects of the Old Stream Agreement, for Mexican income tax purposes, PEM recognized the revenue on these silver sales based on the PEM Realized Price instead of at spot market prices.

First Majestic Silver Corp. 2024 Third Quarter Report	Page 34

To obtain tax and legal assurance that the Mexican tax authority, Servicio de Administración Tributaria (“SAT”) would accept the PEM Realized Price as the transfer price to calculate Mexican income taxes payable by PEM, a mutually binding Advance Pricing Agreement (“APA”) was entered into with the SAT for taxation years 2010 to 2014. On October 4, 2012, the SAT confirmed that based on the terms of the APA, the PEM Realized Price could be used as PEM’s basis for calculating taxes owed for the silver sold under the Old Stream Agreement.

In August 2015, the SAT commenced a legal process seeking to retroactively nullify the APA.

In 2019, the SAT issued reassessments for the 2010 to 2012 tax years in the total amount of $317.0 million (6,222 million MXN) inclusive of interest, inflation, and penalties. In 2021, the SAT also issued a reassessment against PEM for the 2013 tax year in the total amount of $167.6 million (3,289 million MXN) and in 2023, the SAT issued reassessments for the 2014, 2015, and 2016 tax years in the total amount of $427.2 million (8,385 million MXN) inclusive of interest, inflation, and penalties (collectively, the “Reassessments”). For the 2017 and 2018 tax years, the SAT has initiated audits that have not yet been concluded, and therefore, tax assessments for these years have yet to be issued. The Company believes that the Reassessments fail to recognize the applicability of a valid transfer pricing methodology. The major items in the Reassessments include determination of revenue based on spot market prices of silver, denial of the deductibility of interest expense and service fees, SAT technical error related to double counting of taxes, and interest and penalties.

The Company continues to defend the APA in domestic legal proceedings in Mexico, and the Company has also requested resolution of the transfer pricing dispute pursuant to the Mutual Agreement Procedure (“MAP”), under the relevant avoidance of double taxation treaties, between the competent tax authorities of Mexico, Canada, Luxembourg and Barbados. The SAT has refused to take the necessary steps under the MAP processes contained in the three tax treaties. The Company believes that by its refusal, Mexico is in breach of its international obligations regarding double taxation treaties. Furthermore, the Company continues to believe that the APA remains valid and legally binding on the SAT.

The Company continues to pursue all available domestic and international remedies under the laws of Mexico and under the relevant tax treaties. Furthermore, as discussed further below, the Company has also made claims against Mexico under Chapter 11 of the North American Free Trade Agreement (“NAFTA”) for violation of its international law obligations.

Domestic Remedies

In September 2020, the Company was served with a decision of the Federal Tax Court seeking to nullify the APA granted to PEM. The Company filed an appeal of the decision to the Mexican Circuit Courts on November 30, 2020. As two writs of certiorari were filed before the Mexican Supreme Court of Justice, on April 15, 2021, the Plenary of the Supreme Court i) admitted one of those writs, ii) requested the Circuit Court to send the appeal file to them, and iii) assigned such writ to the Second Chamber of the Supreme Court for issuing the corresponding decision. Both writs of certiorari were withdrawn in December 2022. The challenge filed by the Company was returned to the Second Collegiate Court on February 14, 2023 and on December 5, 2023, the Second Collegiate Court issued a decision, which was formally notified to the Company on January 4, 2024.

In such decision, the Second Collegiate Court partially granted constitutional protection to the Company with respect to certain matters, but not others.

Accordingly, on January 18, 2024, PEM filed an extraordinary appeal to the Mexican Supreme Court of Justice with respect to PEM’s constitutional arguments that were not accepted in the Second Collegiate Court's decision, and following the admission of the appeal, the Second Chamber of the Supreme Court of Justice assumed jurisdiction over the appeal on June 20, 2024. On September 18, 2024, the Supreme Court issued its decision, which was formally notified to the Company on October 15, 2024. The Supreme Court dismissed the Company’s appeal regarding the constitutional arguments, but affirmed the validity of certain precedents of the Supreme Court which the Company believes are favourable to PEM and that were not considered by the Federal Tax Court in its original decision in September 2020. Accordingly, the case will be sent back to the Federal Tax Court to issue a new decision, taking into account such Supreme Court precedents. PEM is currently waiting for the case to be returned to the Federal Tax Court, and expects that a new decision by the Federal Tax Court will be issued in the second half of 2025.

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International Remedies

i. NAFTA APA Claim

In respect of the APA, the Company submitted an Arbitration Request dated March 1, 2021 to the International Centre for Settlement of Investment Disputes ("ICSID"), on its own behalf and on behalf of PEM, pursuant to Chapter 11 of NAFTA (the “NAFTA APA Claim”). The NAFTA Arbitration Panel (the “Tribunal”) was fully constituted on August 20, 2021. Various procedural filings have since been made by the Company and Mexico.

Of note, on May 26, 2023, the Tribunal partially granted certain provisional measures requested by the Company, issuing an order for Mexico to permit the withdrawal of the Company’s VAT refunds for the period as of January 4, 2023 that had been deposited by the SAT into a frozen bank account, and to deposit all future VAT refunds into an account which shall remain freely accessible by the Company (the "PM Decision"). The PM Decision was upheld by the Tribunal on September 1, 2023, in response to a request from Mexico to revoke the decision. As a result, Mexico is obligated to comply with the PM Decision which requires payment of VAT refunds owing to PEM as of January 4, 2023 and into the future until the final award is rendered by the Tribunal. On July 9, 2024, the Company received a transfer of $11.0 million (198.4 million MXN) from the frozen bank account to a new bank account of PEM that the Company had opened in July 2023. The transfer of such funds was carried out by Mexico in furtherance of its obligations under the PM Decision.

In addition, in response to the Company’s counter-arguments to a jurisdictional objection filed by Mexico in late July 2023, the Tribunal dismissed Mexico’s objection, agreeing with the Company that the recovery of VAT refunds under the NAFTA VAT Claim (as defined in the section below) does not breach the waiver under NAFTA (i.e. the NAFTA APA Claim and the NAFTA VAT Claim are not in respect of the same measures).

On February 12, 2024, Mexico filed a request (the “Consolidation Request”) with ICSID pursuant to the procedure in Article 1126 of NAFTA to consolidate the NAFTA APA Claim and the NAFTA VAT Claim into one arbitration proceeding. A separate three-person tribunal to consider the Consolidation Request (the “Consolidation Tribunal”) was constituted on May 8, 2024, and the first procedural hearing of the Consolidation Tribunal took place on July 16, 2024.

In order to expedite the arbitration proceedings, the Company has advised the Consolidation Tribunal and Mexico that it is proposing to add claims covered by the NAFTA VAT Claim to the NAFTA APA Claim as ancillary claims. The Tribunal with jurisdiction over the NAFTA APA Claim has, as of July 15, 2024, granted the Company the right to introduce the ancillary claims to the NAFTA APA Claim, which will make it unnecessary for the NAFTA VAT Claim to proceed separately from the NAFTA APA Claim. On October 1, 2024, the Company submitted its request to the Secretary-General of ICSID to discontinue the NAFTA VAT Claim pursuant to Rule 56 of the 2022 ICSID Arbitration Rules. Mexico objected to the discontinuance on October 7, 2024, so pursuant to Rule 56, the proceedings with respect to the NAFTA VAT Claim will continue. In addition, Mexico filed its Memorial in support of the Consolidation Request on October 7, 2024. The Company is currently preparing its Counter-Memorial, which it is required to file by December 6, 2024.

We expect that the Consolidation Tribunal will make its decision in respect of the Consolidation Request in Q1 2025. Until such a decision has been made, proceedings in both the NAFTA APA Claim and the NAFTA VAT Claim have been suspended. However, any decisions rendered to date by the Tribunal in the NAFTA APA Claim, including but not limited to the PM Decision, remain in force during such suspension.

If the SAT’s attempts to retroactively nullify the APA are successful, the SAT can be expected to enforce any Reassessments for 2010 through 2014 against PEM in respect of its sales of silver pursuant to the Old Stream Agreement. Such an outcome would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. Should the Company ultimately be required to pay tax on its silver revenues based on spot market prices without any mitigating adjustments, the incremental income tax for the years 2010-2019 would be $277.95 million (5,456 million MXN), before taking into consideration interest or penalties.

Based on the Company’s consultation with third party advisors, the Company believes PEM filed its tax returns in compliance with applicable Mexican law and that the APA is valid, therefore, at this time, no liability has been recognized in the financial statements with respect to this matter.

To the extent it is ultimately determined that the pricing for silver sales under the Old Stream Agreement is significantly different from the PEM Realized Price, and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a materially adverse effect on the Company’s business, financial position and results of operations.

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ii. NAFTA VAT Claim

On March 31, 2023, the Company filed a new Notice of Intent on its own behalf and on behalf of PEM under the "legacy investment" claim provisions contained in Annex 14-C of the Canada-United States-Mexico Agreement (“CUSMA”) and Chapter 11 of NAFTA to invite the Government of Mexico to engage in discussions to resolve the dispute regarding the ongoing denial of access to PEM’s VAT refunds ("NAFTA VAT Claim") within the stipulated 90-day consultation period. The Company submitted its Arbitration Request for the NAFTA VAT Claim to ICSID on June 29, 2023 in order to preserve its legacy claim within NAFTA's applicable limitation period, and the Arbitration Request was registered by ICSID on July 21, 2023. As a result of the Consolidation Request (described above), the NAFTA VAT Claim has been suspended. As discussed above, on October 1, 2024, the Company submitted its request to the Secretary-General of ICSID to discontinue the NAFTA VAT Claim pursuant to Rule 56 of the 2022 ICSID Arbitration Rules. Mexico objected to the discontinuance on October 7, 2024, so pursuant to Rule 56, the proceedings with respect to the NAFTA VAT Claim will continue.

While the Company remains confident in its position with regards to its two NAFTA claims, it continues to engage with the Government of Mexico in consultation discussions so as to amicably resolve these disputes.

La Encantada Tax Re-assessments

In December 2019, as part of the ongoing annual audits of the tax returns of Minera La Encantada S.A. de C.V. (“MLE”) and Corporacion First Majestic S.A. de C.V. (“CFM”), the SAT issued tax assessments for fiscal 2012 and 2013 for corporate income tax in the amount of $36.9 million (724 million MXN) and $26.8 million (527 million MXN) including interest, inflation and penalties, respectively. In December 2022, the SAT issued tax assessments to MLE for fiscal years 2014 and 2015 for corporate income tax in the amount of $16.8 million (329 million MXN) and $211.1 million (4,144 million MXN). In 2023, the SAT issued a tax assessment to MLE for the fiscal year 2016 for corporate income tax in the amount of $3.0 million (58 million MXN). The major items relate to forward silver purchase agreement and denial of the deductibility of mine development costs and service fees. The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes MLE’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

San Martin Tax Re-assessments

In 2023, as part of the ongoing annual audits of the tax returns of Minera El Pilon S.A. de C.V. (“MEP”), the SAT issued tax assessments for fiscal 2014, 2015 and 2016 for corporate income tax in the total amount of $25.1 million (493 million MXN) including interest, inflation and penalties. In 2024, the SAT issued a tax assessment for fiscal 2017 for corporate income tax in the amount of $3.2 million (63 million MXN) including interest, inflation, and penalties. The major items relate to forward silver purchase agreement and denial of the deductibility of mine development costs. The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes MEP’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

La Parrilla Tax Re-assessments

In 2023 and 2024, as part of the ongoing annual audits of the tax returns of First Majestic Plata S.A. de C.V. (“FMP”), the SAT issued tax assessment for fiscal 2014, 2015, and 2016 for corporate income tax in the total amount of $60.4 million (1,186 million MXN) including interest, inflation and penalties. The major items relate to forward silver purchase agreement and denial of the deductibility of mine development costs. The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes FMP’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

Del Toro Tax Re-assessments

In 2023, as part of the ongoing annual audits of the tax returns of First Majestic Del Toro S.A. de C.V. (“FMDT”), the SAT issued tax assessment for fiscal 2015 and 2016 for corporate income tax in the total amount of $25.1 million (493 million MXN) including interest, inflation and penalties. The major items relate to and denial of the deductibility of mine development costs, refining costs, and other expenses. The Company continues to defend the validity of the expenses and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial

First Majestic Silver Corp. 2024 Third Quarter Report	Page 37

advisors, believes FMDT’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

CFM Tax Re-assessments

In 2023, as part of the ongoing annual audits of the tax returns of CFM, the SAT issued tax assessment for fiscal 2016 for corporate income tax in the total amount of $73.8 million (1,449 million MXN) including interest, inflation and penalties. The major item relates to planning that took place post-acquisition of Santa Elena (via the acquisition of SilverCrest Mines Inc. on October 1, 2015) at the Canadian level. Mexico contends a right to tax a disposition of the shares of SilverCrest Mines Inc. by First Majestic Silver Corp. although the transaction in question involved the disposition of the shares of one Canadian company by another Canadian company and was reported for tax purposes in Canada. The Company continues to defend the validity of the transaction in question and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes CFM’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

First Silver litigation

In April 2013, the Company received a positive judgment on the First Silver litigation from the Supreme Court of British Columbia (the “Court”), which awarded the sum of $93.8 million in favour of First Majestic against Hector Davila Santos (the “Defendant”) in connection with a dispute between the Company and the Defendant and his private company involving a mine in Mexico (the “Bolaños Mine”) as set out further below. The Company received a sum of $14.1 million in June 2013 as partial payment of the judgment, leaving an unpaid amount of $64.3 million (CAD$81.5 million). As part of the ruling, the Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the Defendant and limiting mining at the Bolaños Mine. The orders also require the Defendant to preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine. After many years of domestic Mexican litigation, the enforceability of the British Columbia judgment was finally recognized by the Mexican Supreme Court in a written judgment on November 11, 2022. The Company has commenced collection actions in Mexico against the Defendant’s assets and continues to seek recovery of the balance against one of the Defendant’s assets located in the United States. Nonetheless, there can be no guarantee that the remainder of the judgment amount will be collected. Therefore, as at September 30, 2024, the Company has not accrued any of the remaining $64.3 million (CAD$81.5 million) unrecovered judgment in favour of the Company.

OTHER FINANCIAL INFORMATION

Off-Balance Sheet Arrangements

As at September 30, 2024, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the consolidated financial statements and the related notes.

Share Repurchase Program

On September 12, 2024, the Company established a share repurchase program (the “Share Repurchase Program”) which permits it to repurchase up to 10,000,000 common shares (3.32% of the Company’s issued and outstanding common shares as at September 4, 2024) up to September 12, 2025. The Share Repurchase Program is a “normal course issuer bid” and will be carried out through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces. All common shares, if any, purchased pursuant to the Share Repurchase Program will be cancelled. The Company believes that from time to time, the market price of its common shares may not fully reflect the underlying value of the Company’s business and its future business prospects. The Company believes that at such times, the purchase of common shares under the Share Repurchase Program would be in the best interest of the Company. During the three months ended September 30, 2024, the Company did not repurchase any common shares under the Share Repurchase Program.

First Majestic Silver Corp. 2024 Third Quarter Report	Page 38

Related Party Disclosures

In July 2020, the Company entered into a streaming agreement with First Mining to purchase 50% of the payable silver produced over the life of the Springpole Gold Project for total consideration of $22.5 million in cash and shares, over three payments. Keith Neumeyer, our President & Chief Executive Officer, and Raymond Polman, a director of the Company, are each directors of First Mining and accordingly may be considered to have a conflict of interest with respect to First Mining and the Springpole Silver Stream Agreement.

With the exception of the agreement with First Mining, there were no significant transactions with related parties during the nine months ended September 30, 2024.

Outstanding Share Data

As at November 6, 2024, the Company has 301,764,216 common shares issued and outstanding. In addition, the following awards that were granted under the Company’s long-term incentive plan were outstanding as at November 6, 2024:

Stock options	7,965,744
Restricted share units (share-settled)	1,451,747
Deferred share units (share-settled)	30,161
Performance share units (share-settled)	962,259
Total	10,409,911

On December 2, 2021, the Company issued an aggregate of $230 million principal amount of 0.375% unsecured convertible senior notes due January 15, 2027 (the “Notes”). The Notes may be converted by the holders, in whole or in part, at any time. The initial conversion rate for the Notes is 60.3865 common shares per $1,000 principal amount of Notes, equivalent to an initial conversion price of approximately $16.56 per common share (subject to certain adjustment provisions, one of which requires an adjustment in connection with the payment of any dividends by the Company).

SUBSEQUENT EVENTS

The following significant events have occurred subsequent to September 30, 2024:

Filing of F-4 Registration Statement in connection with the Acquisition of Gatos

Subsequent to quarter end, the Company filed a registration statement on Form F-4 with the SEC in order to register the issuance of the common shares to be issued to shareholders of Gatos in connection with the Company’s acquisition of Gatos. The Company’s acquisition of Gatos is expected to close in early 2025, subject to the satisfaction of customary closing conditions, including approvals of the shareholders of First Majestic and Gatos, clearance under Mexican anti-trust laws, and approval of the listing of the First Majestic common shares to be issued under the Merger Agreement on both the TSX and the NYSE.

Declaration of Quarterly Dividend

On November 6, 2024, the Company’s Board of Directors approved the declaration of its quarterly common share dividend of $0.0048 per share, payable on or after November 29, 2024, to common shareholders of record as at the close of business on November 15, 2024. This dividend was declared subsequent to the quarter-end and has not been recognized as a distribution to owners during the period ended September 30, 2024.

First Majestic Silver Corp. 2024 Third Quarter Report	Page 39

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS as issued by the International Accounting Standards Board (“IASB”) requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

Within the Company’s condensed interim consolidated financial statements for the three and nine months ended September 30, 2024, there were no changes in critical accounting judgments and estimates that were significantly different from those disclosed in the Company’s annual MD&A as at and for the year ended December 31, 2023. These were applied in conjunction with the following accounting policies, critical judgments and estimates:

New and amended IFRS standards that are effective for the current year

In the current year, the Company has applied the below amendments to IFRS Standards and Interpretations issued by the IASB that were effective for annual periods that begin on or after January 1, 2024. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

Classification of Liabilities as Current or Non-Current with Covenants (Amendments to IAS 1)

The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current.

In addition, the amendment requires entities to disclose information to enable users of the financial statements to understand the risk that non-current liabilities with covenants could become repayable within twelve months. The amendments were applied effective January 1, 2024 and did not have a material impact on the Company’s consolidated financial statements.

Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)

The amendments require a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The new requirements do not prevent a seller-lessee from recognizing in profit or loss any gain or loss relating to the partial or full termination of a lease. A seller-lessee applies the amendments retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to sale and leaseback transactions entered into after the date of initial application. The amendments were applied effective January 1, 2024 and did not have a material impact on the Company’s consolidated financial statements.

Supplier Financing Arrangements (Amendments to IAS 7 and IFRS 7)

The amendments require disclosures regarding the effects of supplier finance arrangements on their liabilities, cash flows and exposure to liquidity risk. Entities are required to disclose the following:

•The terms and conditions;
•The amount of the liabilities that are part of the arrangements, breaking out the amounts for which the suppliers have already received payment from the finance providers, and stating where the liabilities are reflected in the balance sheet;
•Ranges of payment due dates; and
•Liquidity risk information.

The amendments were applied effective January 1, 2024 and did not have a material impact on the Company’s consolidated financial statements.

First Majestic Silver Corp. 2024 Third Quarter Report	Page 40

Future Changes in Accounting Policies Not Yet Effective as at September 30, 2024:

At the date of authorization of these financial statements, the Company has not applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective. Management does not expect that the adoption of the standards listed below will have a material impact on the financial statements of the Company in future periods, except if indicated.

Lack of Exchangeability (Amendments to IAS 21)

The amendments clarify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. In addition, the amendments require the disclosure of information that enables users of financial statements to understand the impact of a currency not being exchangeable.

The amendments are effective for annual reporting periods beginning on or after January 1, 2025, although earlier application is permitted. This amendment is not expected to have a material impact on the Company’s consolidated financial statements.

Presentation and Disclosure in Financial Statements (Amendment to IFRS 18)

In April 2024, the IASB released IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1 Presentation of Financial Statements while carrying forward many of the requirements in IAS 1. IFRS 18 introduces new requirements to: i) present specified categories and defined subtotals in the statement of earnings, ii) provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements, iii) improve aggregation and disaggregation. Some of the requirements in IAS 1 are moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 Financial Instruments: Disclosures. The IASB also made minor amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share in connection with the new standard. IFRS 18 requires retrospective application with specific transition provisions.

The amendments are effective for annual reporting periods beginning on or after January 1, 2027, although earlier application is permitted. The Company is currently evaluating the impact of IFRS 18 on its Company’s consolidated financial statements.

First Majestic Silver Corp. 2024 Third Quarter Report	Page 41

NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Cash costs per silver equivalents ounce”, “All-in sustaining cost (“AISC”) per silver equivalent ounce”, “AISC per gold ounce”, “Production cost per tonne”, “Average realized silver price per silver equivalent ounce”, “Average realized gold price”, “Adjusted net earnings”, “Adjusted earnings per share”, “Earnings before interest, tax, depreciation and amortization” (“EBITDA”), “Adjusted EBITDA”, “Free cash flow” and “Working capital” to supplement its consolidated financial statements, which are presented in accordance with IFRS. The terms IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS and the methods used by the Company to calculate such measures may differ from methods used by other companies with similar descriptions, therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash Cost per AgEq Ounce, AISC per AgEq Ounce, AISC per Au Ounce, and Production Cost per Tonne

Cash costs per AgEq ounce and total production cost per tonne are non-GAAP performance measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, in conjunction with the related GAAP amounts. These metrics are widely reported in the mining industry as benchmarks for performance but do not have a standardized meaning and are disclosed in addition to IFRS measures. Management and investors use these metrics for comparing the costs against peers in the industry and for assessing the performance of each mine within the portfolio.

Management calculates the cash costs per ounce and production costs per tonne by:
•starting with the production costs (GAAP) from the income statement;
•adding back duties and royalties, smelting and refining costs as well as transportation and selling costs, which form a part of the cost of sales on the financial statements and provide a better representation of total costs incurred;
•cash costs are divided by the payable silver equivalent ounces produced; and
•production costs are divided by the total tonnes milled.

AISC is a non-GAAP performance measure and was calculated based on guidance provided by the World Gold Council (“WGC”). WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus expansionary capital expenditures. AISC is a more comprehensive measure than cash cost per ounce and is useful for investors and management to assess the Company’s operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its current operations, in conjunction with related GAAP amounts. AISC helps investors to assess costs against peers in the industry and help management assess the performance of each mine within the portfolio in a standardized manner.

The Company defines sustaining capital expenditures as “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Expansionary capital expenditures are defined by the Company as "costs incurred to extend existing assets beyond their current productive capacity and beyond their planned levels of productive output, resulting in an increase in the life of the assets, increasing their future earnings potential, or improving their recoveries or grades which would serve to increase the value of the assets over their useful lives". Development and exploration work which moves inferred resources to measured or indicated resources and adds to the Net Present Value of the assets is considered expansionary in nature. Expansionary capital also includes costs required to improve/enhance assets beyond their minimum standard for reliability, environmental or safety requirements.

First Majestic Silver Corp. 2024 Third Quarter Report	Page 42

Consolidated AISC includes total production costs (GAAP measure) incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expenses, share-based payments, operating lease payments and reclamation cost accretion. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes this measure represents the total sustainable costs of producing silver from current operations and provides additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new projects and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

First Majestic Silver Corp. 2024 Third Quarter Report	Page 43

The following tables provide detailed reconciliations of these measures to cost of sales, as reported in notes to our consolidated financial statements.

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	Three Months Ended September 30, 2024
	Santa Elena	San Dimas	La Encantada	Jerritt Canyon	Consolidated
Mining cost	$12,313	$13,667	$4,511	$—	$30,491
Milling cost	10,156	7,177	5,411	—	22,744
Indirect cost	5,550	12,103	3,661	—	21,314
Total production cost (A)	$28,019	$32,947	$13,583	$—	$74,549
Add: transportation and other selling cost	280	283	78	—	632
Add: smelting and refining cost	115	316	106	368	905
Add: environmental duty and royalties cost	3,376	392	132	—	3,900
Add: change in inventory	277	854	(76)	2,017	3,072
Total cash cost (B)	$32,067	$34,792	$13,823	$2,385	$83,058
Workers’ participation	752	3,902	292	—	4,946
General and administrative expenses	—	—	—	—	9,060
Share-based payments	—	—	—	—	2,935
Accretion of decommissioning liabilities	307	343	284	—	934
Sustaining capital expenditures	2,779	5,799	1,020	—	9,750
Operating lease payments	2,657	364	1,068	—	4,442
All-In Sustaining Costs (C)	$38,562	$45,200	$16,487	$2,385	$115,125
Payable silver equivalent ounces produced (D)	2,681,347	2,105,627	547,712	138,330	5,473,016
Payable gold ounces produced (E)	N/A	N/A	N/A	1,600	N/A
Tonnes milled (F)	259,919	195,279	223,200	—	678,397

Cash cost per AgEq ounce (B/D)	$11.96	$16.50	$25.24	$17.25	$15.17
AISC per AgEq ounce (C/D)	$14.38	$21.44	$30.10	$17.25	$21.03
Cash cost per Au ounce (B/E)	N/A	N/A	N/A	$1,491	N/A
AISC per Au ounce (C/E)	N/A	N/A	N/A	$1,491	N/A
Production cost per tonne (A/F)	$107.80	$168.45	$60.86	N/A	$109.81

First Majestic Silver Corp. 2024 Third Quarter Report	Page 44

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	Three Months Ended September 30, 2023
	Santa Elena	San Dimas	La Encantada	Jerritt Canyon	Consolidated
Mining cost	$12,480	$17,381	$4,055	$459	$34,374
Milling cost	9,507	8,297	6,017	108	23,929
Indirect cost	6,312	15,651	4,053	—	26,018
Total production cost (A)	$28,299	$41,329	$14,126	$568	$84,322
Add: transportation and other selling cost	238	290	124	4	533
Add: smelting and refining cost	108	352	121	6	587
Add: environmental duty and royalties cost	2,595	288	263	7	3,153
Total cash cost (B)	$31,240	$42,259	$14,634	$585	$88,595
Workers’ participation	959	2,747	272	—	3,977
General and administrative expenses	—	—	—	—	10,074
Share-based payments	—	—	—	—	2,762
Accretion of decommissioning liabilities	201	285	209		695
Sustaining capital expenditures	4,059	7,882	1,049	100	13,544
Operating lease payments	2,671	156	887	—	4,103
All-In Sustaining Costs (C)	$39,130	$53,329	$17,051	$685	$123,831
Payable silver equivalent ounces produced (D)	2,665,332	3,002,851	570,963	32,386	6,271,532
Payable gold ounces produced (E)	N/A	N/A	N/A	396	N/A
Tonnes milled (F)	226,292	213,681	230,230	—	670,203

Cash cost per AgEq ounce (B/D)	$11.72	$14.07	$25.63	$18.08	$14.13
AISC per AgEq ounce (C/D)	$14.68	$17.76	$29.86	$21.16	$19.91
Cash cost per Au ounce (B/E)	N/A	N/A	N/A	$1,477	N/A
AISC per Au ounce (C/E)	N/A	N/A	N/A	$1,730	N/A
Production cost per tonne (A/F)	$125.05	$193.41	$61.35	N/A	$125.81

First Majestic Silver Corp. 2024 Third Quarter Report	Page 45

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	Nine Months Ended September 30, 2024
	Santa Elena	San Dimas	La Encantada	Jerritt Canyon	Consolidated
Mining cost	$37,090	$42,757	$12,805	$—	$92,652
Milling cost	29,357	23,153	15,735	20	68,264
Indirect cost	16,107	38,311	11,025	—	65,443
Total production cost (A)	$82,554	$104,221	$39,565	$20	$226,360
Add: transportation and other selling cost	800	824	163	—	1,921
Add: smelting and refining cost	340	983	324	377	2,024
Add: environmental duty and royalties cost	8,950	911	455	12	10,328
Add: change in inventory	(1,394)	258	(1,257)	2,875	482
Total cash cost (B)	$91,250	$107,197	$39,250	$3,284	$241,115
Workers’ participation	3,007	11,407	992	—	15,406
General and administrative expenses	—	—	—	—	27,067
Share-based payments	—	—	—	—	10,895
Accretion of decommissioning liabilities	921	1,030	853	—	2,804
Sustaining capital expenditures	9,563	18,816	3,066	—	31,676
Operating lease payments	6,130	1,017	3,142	—	11,396
All-In Sustaining Costs (C)	$110,871	$139,467	$47,303	$3,288	$340,359
Payable silver equivalent ounces produced (D)	7,535,292	6,573,377	1,591,516	201,410	15,901,595
Payable gold ounces produced (E)	N/A	N/A	N/A	2,321	N/A
Tonnes milled (F)	740,740	557,424	643,453	—	1,941,617

Cash cost per AgEq ounce (B/D)	$12.11	$16.31	$24.66	$16.30	$15.15
AISC per AgEq ounce (C/D)	$14.71	$21.22	$29.72	$16.30	$21.39
Cash cost per Au ounce (B/E)	N/A	N/A	N/A	$1,415	N/A
AISC per Au ounce (C/E)	N/A	N/A	N/A	$1,415	N/A
Production cost per tonne (A/F)	$111.45	$186.89	$61.49	–	$116.56

First Majestic Silver Corp. 2024 Third Quarter Report	Page 46

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	Nine Months Ended September 30, 2023
	Santa Elena	San Dimas	La Encantada	Jerritt Canyon	Consolidated
Mining cost	$30,278	$48,663	$12,104	$27,297	$118,340
Milling cost	27,835	25,120	16,746	26,853	96,554
Indirect cost	16,393	41,494	10,854	5,252	73,995
Total production cost (A)	$74,506	$115,276	$39,704	$59,402	$288,888
Add: transportation and other selling cost	715	1,133	455	34	2,337
Add: smelting and refining cost	212	1,141	444	57	1,854
Add: environmental duty and royalties cost	6,701	1,030	624	787	9,142
Total cash cost (B)	$82,134	$118,580	$41,227	$60,280	$302,221
Workers’ participation	1,862	11,099	941	—	13,902
General and administrative expenses	—	—	—	—	29,416
Share-based payments	—	—	—	—	10,711
Accretion of decommissioning liabilities	774	1,100	807	514	3,196
Sustaining capital expenditures	12,792	23,741	3,040	8,094	48,543
Operating lease payments	5,626	505	2,634	—	9,987
All-In Sustaining Costs (C)	$103,188	$155,025	$48,649	$68,889	$417,970
Payable silver equivalent ounces produced (D)	6,553,498	9,655,045	2,214,743	1,765,316	20,188,602
Payable gold ounces produced (E)	N/A	N/A	N/A	21,080	N/A
Tonnes milled (F)	648,991	660,113	762,494	177,643	2,249,241

Cash cost per AgEq ounce (B/D)	$12.53	$12.28	$18.61	$34.15	$14.97
AISC per AgEq ounce (C/D)	$15.75	$16.06	$21.97	$39.02	$20.70
Cash cost per Au ounce (B/E)	N/A	N/A	N/A	$2,860	N/A
AISC per Au ounce (C/E)	N/A	N/A	N/A	$3,268	N/A
Production cost per tonne (A/F)	$114.80	$174.63	$52.07	$334.39	$128.44

First Majestic Silver Corp. 2024 Third Quarter Report	Page 47

Average Realized Silver Price per Silver Equivalent Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver or gold doré bars, including associated metal by-products of lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The average realized silver price is a non-GAAP performance measure that allows management and investors to assess the Company’s ability to sell ounces produced, in conjunction with related GAAP amounts. Management calculates this measure by taking total revenue reported under GAAP and adding back smelting and refining charges to arrive at the gross reportable revenue for the period. Gross revenues are divided into payable silver equivalent ounces sold to calculate the average realized price per ounce of silver equivalents sold. The streaming and royalty agreements in place between the Company and Sandstorm as well as Wheaton, impacts the total revenues reported on the financial statements given the reduced prices provided to these vendors in line with the terms of the agreements. Therefore, management adjusts revenue to exclude smelting and refining charges as well as revenues earned through agreements with these vendors. This provides management with a better picture regarding its ability to convert ounces produced to ounces sold and provides the investor with a clear picture of the price that the Company can currently sell the inventory for, excluding pre-arranged agreements.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Revenues as reported	$146,087	$133,211	$388,267	$436,855
Add back: smelting and refining charges	905	587	2,024	1,854
Gross revenues	146,992	133,798	390,291	438,709
Less: Sandstorm gold revenues	—	(3)	(10)	(507)
Less: Wheaton gold revenues	(4,472)	(6,114)	(13,794)	(19,895)
Gross revenues, excluding Sandstorm, Wheaton (A)	$142,520	$127,682	$376,487	$418,306

Payable silver equivalent ounces sold	5,377,377	6,975,493	15,665,979	20,910,221
Less: Payable silver equivalent ounces sold to Sandstorm	—	—	(1,837)	(88,543)
Less: Payable silver equivalent ounces sold to Wheaton	(601,660)	(1,277,748)	(1,846,753)	(2,655,553)
Payable silver equivalent ounces sold, excluding Sandstorm and Wheaton (B)	4,775,717	5,697,745	13,817,389	18,166,125

Average realized silver price per silver equivalent ounce (A/B)	$29.84	$22.41	$27.25	$23.03
Average market price per ounce of silver per COMEX	$29.46	$23.56	$27.22	$23.44

First Majestic Silver Corp. 2024 Third Quarter Report	Page 48

Average Realized Gold Price per Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver or gold doré bars, including associated metal by-products of lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The average realized gold price is a non-GAAP performance measure that allows management and investors to assess the Company’s ability to sell ounces produced, in conjunction with related GAAP amounts. Management calculates this measure by taking total revenue reported under GAAP and adding back smelting and refining charges to arrive at the gross reportable revenue for the period. Silver revenues are deducted from the reportable revenue for the period in order to arrive at the gold revenue for the period. Gross gold revenues are divided into gold ounces sold to calculate the average realized price per ounce of gold sold. The streaming and royalty agreements in place between the Company and Sandstorm as well as Wheaton, impacts the total revenues reported on the financial statements given the reduced prices provided to these vendors in line with the terms of the agreements. Therefore, management adjusts revenue to exclude smelting and refining charges as well as revenues earned through agreements with these vendors. This provides management with a better picture regarding its ability to convert ounces produced to ounces sold and provides the investor with a clear picture of the price that the Company can currently sell the inventory for, excluding pre-arranged agreements.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Gross revenue, excluding Sandstorm, Wheaton	$142,520	$127,682	$376,487	$418,306
Less: Silver revenues	(57,654)	(59,021)	(158,560)	(186,998)
Gross gold revenues, excluding Sandstorm, Wheaton (A)	$84,866	$68,661	$217,927	$231,308

Gold ounces sold	41,258	44,866	116,228	154,513
Less: Gold ounces sold to Wheaton	(7,022)	(9,695)	(21,756)	(31,700)
Less: Gold ounces sold to Sandstorm	—	(5)	(21)	(1,071)
Gold ounces sold, excluding Sandstorm and Wheaton (B)	34,236	35,166	94,451	121,742

Average realized gold price per ounce (A/B)	$2,479	$1,952	$2,307	$1,900
Average market price per ounce of gold	$2,477	$1,977	$2,296	$1,932

Free Cash Flow

Free cash flow is a non-GAAP liquidity measure which is determined based on operating cash flows less sustaining capital expenditures. Management uses free cash flow as a critical measure in the evaluation of liquidity in conjunction with related GAAP amounts. It also uses the measure when considering available cash, including for decision-making purposes related to dividends and discretionary investments. Further, it helps management, the Board of Directors and investors evaluate a Company’s ability to generate liquidity from operating activities.

	Three Months Ended September 30,		Nine Months Ended September 30, 2023
	2024	2023	2024	2023
Operating cash flows	$41,038	$19,980	$70,316	$35,689
Less: Sustaining capital expenditures	9,750	13,544	31,676	48,543
Free cash flow	$31,288	$6,436	$38,640	($12,854)

First Majestic Silver Corp. 2024 Third Quarter Report	Page 49

Adjusted Earnings per Share (“Adjusted EPS”)

The Company uses the financial measure “Adjusted EPS” which is a non-GAAP measure, to supplement earnings per share (GAAP) information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Management uses adjusted earnings per share as a critical measure of operating performance in conjunction with the related GAAP amounts. The only items considered in the adjusted earnings-per-share calculation are those that management believes (1) may affect trends in underlying performance from year to year and (2) are not considered normal recurring cash operating expenses.

Adjusted earnings per share is used for forecasting, operational and strategic decision making, evaluating current Company and management performance, and calculating financial covenants. Management believes that excluding certain non-cash and non-recurring items from the calculation increases comparability of the metric from period to period, which makes it useful for management, the audit committee and investors, to evaluate the underlying core operations. The presentation of Adjusted EPS is not meant to be a substitute for EPS presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

To calculate adjusted earnings per share, management adjusts from net earnings (GAAP), the per-share impact, net of the tax effects of adjustments, of the following:
•share based payments;
•realized and unrealized gains and losses from investment in derivatives and marketable securities; and
•other infrequent or non-recurring losses and gains.

The following table provides a detailed reconciliation of net earnings (losses) as reported in the Company’s condensed interim consolidated financial statements to adjusted net earnings and Adjusted EPS:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Net loss as reported	($26,593)	($27,149)	($88,407)	($145,343)
Adjustments for non-cash or unusual items:
Impairment of non-current assets	—	—	—	125,200
Deferred income tax expense (recovery)	13,235	3,729	25,094	(52,644)
(Gain) loss from investment in marketable securities	(108)	685	(205)	1,619
Loss on divestiture of mining interest	—	1,646	—	3,024
Share-based payments	2,935	2,762	10,895	10,711
Standby costs	—	—	—	13,438
Abnormal costs (1)	—	—	1,759	—
Restructuring costs	—	6,428	—	6,428
Write-down on assets held-for-sale	—	—	—	7,229
Write-down of mineral inventory	—	972	1,465	14,841
Adjusted net loss	($10,531)	($10,927)	($49,399)	($15,497)
Weighted average number of shares on issue - basic	301,000,656	286,921,720	293,440,674	280,758,404
Adjusted EPS	($0.03)	($0.04)	($0.17)	($0.06)

(1) Abnormal costs include $1.8 million incurred at San Dimas as a result of increased diesel consumption due to the use of back up energy sources following low water levels at the Company's Las Truchas hydroelectric dam and damage to the power lines at the hydroelectric plant.

First Majestic Silver Corp. 2024 Third Quarter Report	Page 50

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) and Adjusted EBITDA

The Company started using the financial measures “EBITDA” and “Adjusted EBITDA” in the third quarter of 2024, which are both non-GAAP measures, to supplement net earnings (GAAP) information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Management uses EBITDA and Adjusted EBITDA as a critical measure of operating performance in conjunction with the related GAAP amounts. EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization. The only items considered in the Adjusted EBITDA calculation are those that management believes (1) may affect trends in underlying performance from year to year and (2) are not considered normal recurring cash operating expenses.

EBITDA and Adjusted EBITDA is used for forecasting, operational and strategic decision making and evaluating current Company and management performance. Management believes that excluding certain non-cash and non-recurring items from the EBITDA calculation increases comparability of the metric from period to period, which makes it useful for management, the audit committee and investors, to evaluate the underlying core operations. The presentation of EBITDA and Adjusted EBITDA is not meant to be a substitute for net earnings presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

To calculate EBITDA, management adjusts from net earnings (GAAP) by adding back finances costs, depletion, depreciation and amortization, and income taxes. To calculate Adjusted EBITDA, management adjusts from EBITDA, net of the tax effects of adjustments, the following:
•share-based payments;
•realized and unrealized gains and losses from investment in derivatives and marketable securities; and
•other infrequent or non-recurring losses and gains.

The following table provides a detailed reconciliation of net earnings (losses) as reported in the Company’s condensed interim consolidated financial statements to EBITDA and Adjusted EBITDA:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Net loss as reported	($26,593)	($27,149)	($88,407)	($145,343)
Add back:
Finance costs	6,858	6,739	21,277	19,688
Depletion, depreciation and amortization	32,251	28,363	90,444	96,158
Income taxes	24,409	3,551	41,801	(47,409)
EBITDA	36,925	11,504	65,115	(76,906)
Adjustments for non-cash or unusual items:
Impairment of non-current assets	—	—	—	125,200
(Gain) loss from investment in marketable securities	(108)	685	(205)	1,619
Loss on divestiture of mining interest	—	1,646	—	3,024
Share-based payments	2,935	2,762	10,895	10,711
Standby costs	—	—	—	13,438
Abnormal costs (1)	—	—	1,759	—
Restructuring costs	—	6,428	—	6,428
Write-down on assets held-for-sale	—	—	—	7,229
Write-down of mineral inventory	—	972	1,465	14,841
Adjusted EBITDA	$39,752	$23,997	$79,029	$105,584
(1) Abnormal costs include $1.8 million incurred at San Dimas as a result of increased diesel consumption due to the use of back up energy sources following low water levels at the Company's Las Truchas hydroelectric dam and damage to the power lines at the hydroelectric plant.

First Majestic Silver Corp. 2024 Third Quarter Report	Page 51

Working Capital and Available Liquidity

Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency. Available liquidity includes the Company’s working capital and undrawn revolving credit facility.

	September 30, 2024	December 31, 2023
Current Assets	$355,594	$309,057
Less: Current Liabilities	(117,370)	(120,138)
Working Capital	$238,224	$188,919
Available Undrawn Revolving Credit Facility	139,640	124,640
Available Liquidity	$377,864	$313,559

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s management, with the participation of its President & Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as at September 30, 2024, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

•maintain records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•     provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS as issued by IASB;
•provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and
• provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The Company’s management evaluated the effectiveness of our internal controls over financial reporting based upon the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management’s evaluation, our CEO and CFO concluded that our internal controls over financial reporting was effective as of September 30, 2024. There have been no significant changes in our internal controls during the quarter ended September 30, 2024 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

First Majestic Silver Corp. 2024 Third Quarter Report	Page 52

Limitations of Controls and Procedures

The Company’s management, including the President and CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

CAUTIONARY STATEMENTS

Cautionary Note regarding Forward-Looking Statements

Certain information contained herein this MD&A constitutes forward-looking statements under applicable securities laws (collectively, “forward-looking statements”). These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to: commercial mining operations; anticipated mineral recoveries; projected quantities of future mineral production; statements with respect to the Company’s business strategy; completion of the Merger and the timing and terms thereto including the anticipated impact of the Merger on the Company's free cash flow; future planning processes; interpretation of drill results and other technical data; anticipated development, expansion, exploration activities and production rates and costs and mine plans and mine life; the security situation at the San Martin mine; the estimated cost and timing of plant improvements at the Company’s operating mines and development of the Company’s development projects; construction and operations of the replacement well at La Encantada; statements with respect to water source development and water inventory levels at La Encantada; the timing of completion of exploration programs and drilling programs; the restarting of operations or potential plans at the Company's temporarily suspended and/or non-operating mines; the temporary suspension of processing activities at Jerritt Canyon; future exploration activities at the Jerritt Canyon Gold Mine and the costs thereof; anticipated reclamation and decommissioning activities and associated costs; conversion of mineral resources to proven and probable mineral reserves; analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable; statements with respect to the Company’s future financial position including operating efficiencies, cash flow, capital budgets, costs and expenditures, cost savings, allocation of capital, and statements with respect to the recovery of value added tax receivables and the tax regime in Mexico; the implementation and effect of cost reduction initiatives; the preparation of technical reports and completion of preliminary economic assessments; the repurchase of the Company’s shares; viability of the Company’s projects; potential metal recovery rates; sales of bullion direct to customers; payment of dividends; the impact of amendments to accounting policies; effectiveness of internal controls and procedures; the validity of the APA; statements with respect to the recovery of value added tax receivables and the tax regime in Mexico; the conduct or outcome of outstanding litigation, regulatory proceedings, negotiations or proceedings under NAFTA or other claims and the compliance by counterparties with judgments or decisions; the continued development and future operations of the Company’s minting facility; the Share Repurchase Program (as defined herein); future regulatory trends, future market conditions, future staffing levels and needs and assessment of future opportunities of the Company; the Company’s plans with respect to enforcement of certain judgments in favour of the Company and the likelihood of collection under those judgments; the Company’s ability to comply with future legislation or regulations including amendments to Mexican mining legislation and the Company’s intent to comply with future regulatory and compliance matters; expectations regarding the effects of public health crises including pandemics such as COVID‐19 on the Company's operations, the global economy and the market for the Company's products; and other statements identified as such in the documents incorporated by reference herein. All statements other than statements of historical fact may be forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

First Majestic Silver Corp. 2024 Third Quarter Report	Page 53

Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, without limitation: satisfaction or waiver of all applicable closing conditions for the Merger on a timely basis or at all including, without limitation, receipt of all necessary shareholder, stock exchange and regulatory approvals or consents and lack of material changes with respect to First Majestic and Gatos and their respective businesses, all as more particularly set forth in the Merger Agreement, global economic conditions including public health threats, the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating commodity prices, fluctuating currency exchange rates, the possibility of project delays or cost overruns or unanticipated excessive operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, uninsured risks, defects in title, availability and costs of materials and equipment, climate change events including, but not limited to, drought conditions, changes in national or local governments, changes in applicable legislation or application thereof, timeliness of government approvals, actual performance of facilities, equipment, and processes relative to specifications and expectations and unanticipated environmental impacts on operations, availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant's assets to satisfy the judgment amount and other factors described in the Company’s most recently filed AIF under the heading “Risk Factors”.

The Company believes that the expectations reflected in any such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Technical Information

Scientific and technical information contained in this MD&A has been reviewed and approved by Gonzalo Mercado, P. Geo., the Company’s Vice President of Exploration and Technical Services and a “Qualified Person” as defined under NI 43-101. For more detailed information regarding the Company’s material mineral properties, please refer to the Company’s most recently filed AIF which is available under our SEDAR+ profile at www.sedarplus.ca, and on EDGAR as an exhibit to our most recently filed Form 40-F.

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Resources

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from SEC requirements applicable to domestic United States issuers. Accordingly, the disclosure in this Management’s Discussion and Analysis regarding our mineral properties is not comparable to the disclosure of United States issuers subject to the SEC’s mining disclosure requirements.

Additional Information

Additional information on the Company, including the Company’s most recently filed AIF and the Company’s audited consolidated financial statements for the year ended December 31, 2023, is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.firstmajestic.com.

First Majestic Silver Corp. 2024 Third Quarter Report	Page 54